EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
VMWARE, INC.
NILE MERGER CORPORATION
NICIRA, INC.
AND
THE REPRESENTATIVE OF THE INDEMNIFYING HOLDERS
OF NICIRA, INC.

Dated as of July 21, 2012

TABLE OF CONTENTS

SECTION 1
DEFINITIONS AND INTERPRETATIONS
1.1	Certain Definitions	2
1.2	Additional Definitions	12
1.3	Interpretation	12
SECTION 2
THE MERGER
2.1	The Merger	13
2.2	Closing	13
2.3	Effective Time	14
2.4	Effect of the Merger	14
2.5	Certificate of Incorporation; Bylaws; Corporate Records	14
2.6	Directors and Officers of the Surviving Corporation and Company Subsidiaries	15
2.7	Appointment of Stockholder Representative; Agreement Binding on Company Securityholder	15
SECTION 3
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS
3.1	Effect on Capital Stock	15
3.2	Dissenting Holders	16
3.3	Company Options and Restricted Stock	17
3.4	Escrow	20
3.5	Surrender of Certificates	20
3.6	Further Action	23
SECTION 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
4.1	Organization and Good Standing of the Company; Company Organizational Documents; Company Directors and Officers	23
4.2	Capitalization	24
4.3	Company Subsidiaries	25
4.4	Securityholder Schedule and Agreements; Company Options	26
4.5	Authority; No Conflict	28
4.6	Consents	29
4.7	Vote Required	29

i

4.8	Absence of Changes	29
4.9	Financial Statements; Controls	31
4.10	Absence of Undisclosed Liabilities; Indebtedness	32
4.11	Taxes	32
4.12	Environmental Matters	34
4.13	Material Contracts	35
4.14	Certain Relationships and Related Transactions	37
4.15	Intellectual Property	37
4.16	Government Funding	41
4.17	Benefit Plans	41
4.18	Personnel	43
4.19	Litigation	44
4.20	Compliance with Instruments; Laws	44
4.21	Books and Records; Company Names	46
4.22	Brokers and Finders; Existing Discussions	46
4.23	Anti-Takeover Statute Not Applicable	46
SECTION 5
REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB
5.1	Organization and Standing	47
5.2	Authority for Agreement; No Conflict	47
5.3	Brokers and Finders	48
5.4	Ownership and Activities of Merger Sub	48
5.5	Resources	48
SECTION 6
CONDUCT OF BUSINESS
6.1	Ordinary Course	48
6.2	Required Consent	48
SECTION 7
ADDITIONAL AGREEMENTS
7.1	Information Statement	53
7.2	Confidentiality; Access to Information	53
7.3	Public Disclosure	54
7.4	Stockholder Representative	55
7.5	Regulatory Filings; Exchange of Information; Notification; Reasonable Best Efforts	55
7.6	Advise of Changes	57
7.7	Cooperation	57
7.8	Company Plans	57

7.9	Termination of Certain Agreements	57
7.10	No-Shop	58
7.11	Takeover Laws	58
7.12	Tax Matters	59
7.13	Unaudited Financial Statements	59
7.14	Audited Financial Statements	59
SECTION 8
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER
8.1	Stockholder Approvals	59
8.2	No Order	59
8.3	Antitrust Approvals	59
SECTION 9
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND MERGER SUB
9.1	Representations, Warranties and Covenants	60
9.2	No Material Adverse Effect	60
9.3	Litigation and Legal Requirements	61
9.4	Employee Matters and Non-competition Agreements	61
9.5	Conversion of Preferred Stock	61
9.6	Company Restricted Stock Units	62
9.7	Deliveries	62
SECTION 10
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY
10.1	Representations, Warranties and Covenants	62
10.2	Deliveries	62
10.3	Parent Restricted Stock Units	62
SECTION 11
CLOSING DELIVERIES
11.1	Closing Deliveries of the Company	62
11.2	Closing Deliveries of Parent	64

SECTION 12
SURVIVAL
12.1	Representations and Warranties of the Company and the Stockholder Representative	65
12.2	Covenants and Obligations of the Company and the Stockholder Representative	65
12.3	Representations, Warranties, Covenants and Obligations of Parent and Merger Sub	65
12.4	Covenants and Obligations of Parent and Merger Sub	65
12.5	Effect on Statute of Limitations	65
SECTION 13
TERMINATION
13.1	Termination Prior to the Effective Time of the Merger	66
13.2	Notice of Termination; Effect of Termination	67
SECTION 14
FEES AND EXPENSES; OPERATING COSTS
14.1	General	68
14.2	Operating Costs	68
SECTION 15
INDEMNIFICATION
15.1	Indemnification of Parent Indemnified Parties	68
15.2	Indemnification of Directors and Officers of the Company	69
15.3	Remedy; Essential Terms	70
15.4	Notification of Claims	71
15.5	Third Party Actions	71
15.6	Treatment of Indemnification Payments	72
15.7	Investigation; No Company Recourse	72
SECTION 16
TAXES
16.1	Pre-Closing Tax Period; Straddle Period	72
16.2	Transfer Taxes	73
16.3	Dispute Resolution	73

SECTION 17
STOCKHOLDER REPRESENTATIVE
17.1	Powers of the Stockholder Representative	73
17.2	Claims by Parent	75
17.3	Notices	75
17.4	Agreement of the Stockholder Representative	76
17.5	Reimbursement and Liability of Stockholder Representative	76
17.6	Reliance on Stockholder Representative	76
SECTION 18
RELEASE
18.1	Release	77
18.2	Specific Term of Agreement	78
SECTION 19
MISCELLANEOUS
19.1	Notices	78
19.2	Successors and Assigns	79
19.3	Severability	80
19.4	Third Parties	80
19.5	Governing Law; Submission to Jurisdiction	80
19.6	Waiver of Jury Trial	81
19.7	Entire Agreement, Not Binding Until Executed	81
19.8	Amendments; No Waiver	81

v

EXHIBITS
Stockholder Written Consent	Exhibit A
Certificate of Merger	Exhibit B
Company Stockholder Letter of Transmittal	Exhibit C
Escrow Agreement	Exhibit D
Non-competition Agreement	Exhibit E
Related Parties	Exhibit F
Indemnifying Holder Joinder Agreement	Exhibit G
Release (Officers and Directors)	Exhibit H
280G Waiver	Exhibit I

INDEX OF DEFINED TERMS

Accounting Firm	73	Company's Registered Intellectual Property	37
Acquisition Proposal	2	Confidential Information	5
Action of Divestiture	2	Confidentiality Agreement	5
Actions	44	Consenting Securityholders	53
Affiliate	3	Consents	29
Agreement	1	Contract	5
Assumed Option Agreement	18	Control	31
Audit	3	Covered Persons	69
Balance Sheets	31	D&O Releases	64
Basket	70	Damages	5
Beneficiary	77	DGCL	1
Business Day	3	Disclosure Schedule	23
Bylaws	3	Dissenting Shares	16
Certificate of Merger	14	DOJ	5
Change in Control Payments	3	Effect	9
Charter	1	Effective Time	14
Claim	77	Employee Agreement	5
Closing	13	Employee/Service Provider	6
Closing Date	14	End Date	66
Code	3	Engagement Agreement	75
Company	1	Environmental Laws	6
Company Board	1	ERISA	6
Company Cash Amount	3	ERISA Affiliate	6
Company Common Stock	3	Escrow Agent	20
Company Debt	3	Escrow Agreement	20
Company Intellectual Property	38	Escrow Amount	6
Company Option	4	Escrow Fund	20
Company Option Plans	4	Escrow Period	65
Company Organizational Documents	4	Estimated Change in Control Payments	6
Company Plan	4	Estimated Company Cash Amount	6
Company Preferred Stock	4	Estimated Company Debt	6
Company Restricted Stock Award	19	Estimated Company Transaction Expenses	6
Company Restricted Stock Units	19	Exchange Act	6
Company Securities	1	Export Approvals	45
Company Securityholders	1	FCPA	46
Company Stock	1	Finance Blackout Period	13
Company Stockholder Letter of Transmittal	4	Financial Statements	31
Company Stockholders	1	Foreign Merger Laws	29
Company Subsidiary	25	Free/Open Source Software License	9
Company Transaction Expenses	4	FTC	6

Fully Diluted Common Share Number	6	Potential 280G Benefits	10
Fundamental Representations	60	Pre-Closing Period	48
GAAP	7	Proprietary Product	10
Governmental Authority	7	Related Party	35
Hazardous Material	7	Related Party Agreements	58
Hazardous Material Activity	7	Released Party	77
Hazardous Substance	34	Releasing Party	77
HSR Act	7	Representative Losses	76
Indebtedness	7	Representatives	10
Indemnifying Holder Joinder Agreements	64	Requisite Stockholder Approval	29
Information Statement	53	Second End Date	66
Intellectual Property	8	Securities Act	10
In-the-Money Option	8	Securityholder Schedule	26
IRS	8	Series A Preferred Stock	10
Knowledge	8	Series B Preferred Stock	10
Legal Requirements	8	Series C Preferred Stock	11
Liabilities	9	Shareable Freeware	9
Liens	9	Specified Subject Software	39
Material Adverse Effect	9	Stock Closing Payment	26
Merger	1	Stockholder Representative	15
Merger Sub	1	Stockholder Written Consent	1
Non-competition Agreements	2	Straddle Period	72
Offer Letters	2	Subject Software	39
Open Source Code	9	Subsidiary	11
Option Exchange Ratio	18	Surviving Corporation	13
Out-of-the-Money Option	10	Tax	11
Parent	1	Tax Authority	11
Parent Claim	68	Tax Law	11
Parent Common Stock	18	Tax Return	11
Parent Indemnified Parties	68	Third End Date	66
Parent Restricted Stock Award	19	Third Party Action	71
Parent Restricted Stock Unit Award	20	Total Equity Consideration	11
Parent Stock Price	18	Transfer Tax Returns	73
Paying Agent	20	Transfer Taxes	73
PCBs	35	Treasury Regulations	12
Per Share Consideration	10	Unvested Option	12
Permits	10	Vested Option	12
Permitted Indebtedness	50	Vested Option Payment	17
Person	21

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of July 21, 2012, by and among VMware, Inc., a Delaware corporation (“Parent”), Nile Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Nicira, Inc., a Delaware corporation (the “Company”), and the Stockholder Representative. The holders of all of the issued and outstanding capital stock of the Company (the “Company Stock”) are collectively referred to herein as the “Company Stockholders,” and the Company Stockholders, together with the holders of all other issued and outstanding equity securities of the Company, including securities convertible into, or exercisable or exchangeable for, equity securities of the Company (all such equity securities, including the Company Stock, the “Company Securities”), are collectively referred to herein as the “Company Securityholders.”
WHEREAS, pursuant to this Agreement, Merger Sub will merge with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement is advisable, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company Stockholders, (c) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, and (d) determined to recommend that the Company Stockholders approve and adopt this Agreement and approve each of the transactions contemplated hereby, including the Merger;
WHEREAS, immediately following the execution and delivery of this Agreement, the Company will deliver to Parent and Merger Sub written consents of certain Company Stockholders, in the form attached hereto as Exhibit A (the “Stockholder Written Consent”), sufficient to (1) approve and adopt this Agreement and approve each of the transactions contemplated hereby, including the Merger, which consent constitutes the Requisite Stockholder Approval in accordance with the Amended and Restated Certificate of Incorporation of the Company, as amended and in effect on the date of this Agreement (the “Charter”), the Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) and (2) cause the automatic conversion of the Company Preferred Stock into Company Common Stock as of immediately prior to the Closing;
WHEREAS, the board of directors of Merger Sub has unanimously, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement is advisable, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, and (c) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger;
WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, in accordance with the DGCL; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain executive officers and employees of the Company are executing and delivering offer letters (collectively, the “Offer Letters”) and non-competition agreements in the form attached as Exhibit E (collectively, the “Non-competition Agreements”), the effectiveness of which are contingent upon the consummation of the Merger.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:
SECTION 1
DEFINITIONS AND INTERPRETATIONS
1.1    Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
“Acquisition Proposal” with respect to the Company, shall mean any offer, inquiry, indication of interest or proposal relating to any transaction or series of related transactions involving: (a) the sale, license, lease, transfer, disposition or acquisition of all or any substantial portion of (excluding sales of inventory and licensing of the Company’s products or services in the ordinary course of business consistent with past practices) the business or assets of the Company or any of the Company Subsidiaries; (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company (other than (A) Company Common Stock issued upon the exercise of Company Options or (B) Company Common Stock issued upon conversion of any shares of Company Preferred Stock outstanding as of the date hereof, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company; in each of clauses (i) through (iii), representing in the aggregate more than 10% of any class of securities of the Company; (c) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving the Company that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of the Company; (d) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of the Company Subsidiaries; or (e) any combination of the foregoing; provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal.
“Action of Divestiture” shall mean (a) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any capital stock or assets or categories of assets of Parent, its Subsidiaries, the Company or any of the Company Subsidiaries or, following the Effective Time, any assets or categories of assets of the Surviving Corporation or its Subsidiaries, (b) the imposition of any limitation or regulation on the ability of Parent to operate, directly or indirectly, its business, the business of its Subsidiaries or, following the Effective Time, the business of the Surviving Corporation or its Subsidiaries or (c) the

imposition of any limitation or regulation on Parent’s ownership or control, direct or indirect, of its Subsidiaries, the Company, the Company Subsidiaries or, following the Effective Time, the Surviving Corporation or its Subsidiaries.
“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
“Audit” shall mean any audit, assessment, claim, examination or other inquiry relating to Taxes by any Tax Authority or any judicial or administrative proceeding relating to Taxes.
“Business Day” shall mean the period from 12:01 a.m. through 12:00 midnight, California time on any day of the year, that is not a Saturday or a Sunday, on which national banking institutions in the State of California are open to the public for conducting business and are not required or authorized by law to close.
“Bylaws” shall mean the Bylaws of the Company as in effect as of the date of this Agreement.
“Change in Control Payments” shall mean the aggregate amount of all cash change in control, sale, retention, severance or similar bonuses or payments to current or former directors, officers, employees or consultants of the Company or the Company Subsidiaries which shall be payable or effected as a result of the execution of this Agreement, or the consummation of the Merger; provided, however, that for purposes of this definition, severance obligations that are entered into on or after the date hereof as between employees of the Company, on the one hand, and Parent and/or its Affiliates, on the other hand, shall not be considered “Change in Control Payments”.
“Code” shall mean the United States Internal Revenue Code of 1986, as amended.
“Company Cash Amount” shall mean the amount of unrestricted cash and cash equivalents of the Company and the Company Subsidiaries as of the earlier of (i) the date that is four (4) months following the date hereof and (ii) the Closing Date, in either case as reflected on the Company’s balance sheet as of the applicable date; provided that the Company Cash Amount shall exclude the proceeds of any Permitted Indebtedness.
“Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.
“Company Debt” shall mean the aggregate amount (without duplication) of all types of indebtedness of the Company and the Company Subsidiaries described in (a) Section (a) of the definition of “Indebtedness” and (b) Sections (g) and (h) of such definition, but only to the extent such sections relate to Indebtedness described in Section (a) of such definition, in each case, outstanding as of immediately prior to the Closing; provided, however, Company Debt shall not include Permitted Indebtedness.

“Company Option” shall mean any option to acquire shares of Company Common Stock under the Company Option Plans.
“Company Option Plans” shall mean the 2007 Stock Incentive Plan of the Company and all other plans or arrangements under which the Company has granted or may grant equity-based awards.
“Company Organizational Documents” shall mean the Charter and the Bylaws.
“Company Plan” shall mean any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), any other bonus, profit sharing, compensation, thrift, pension, retirement, “401(k),” “SERP,” severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock appreciation right, stock purchase, restricted stock, tuition refund, service award, company car or car allowance, scholarship, housing or living allowances, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practices, retention, change in control, non-competition or other material plan, agreement, policy, trust, fund or arrangement (whether insured or self-insured) providing compensation or benefits, and any plan subject to Sections 125, 127, 129, 137 or 423 of the Code, which, at any time during the six-year period ending on the date hereof, has been, maintained, sponsored or contributed to by the Company, any of the Company Subsidiaries or any ERISA Affiliate or to which the Company or any ERISA Affiliate is or was a party, or to which the Company or an ERISA Affiliate had, has or may have any Liability, whether or not such plan is terminated.
“Company Preferred Stock” shall mean the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.
“Company Stockholder Letter of Transmittal” shall mean that certain Letter of Transmittal in the form of Exhibit C attached hereto.
“Company Transaction Expenses” shall mean, except as otherwise expressly set forth in this Agreement, the aggregate amount of any and all fees and expenses, incurred by or on behalf of, or to be paid by, the Company or the Company Subsidiaries or by any Person (including any Company Securityholder) to the extent that the Company may otherwise become liable for or obligated to pay or be subject to any reimbursement obligation with respect thereto, in connection with the process of selling the Company or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby (whether or not invoiced or payable as of the Closing), including (a) any fees and expenses associated with obtaining necessary or appropriate waivers or Consents of any Governmental Authority or third parties on behalf of the Company or any of the Company Subsidiaries provided, however, that (a) any fees and expenses incurred by the Company associated with a second request or any proceedings thereafter pursuant to the HSR Act shall not be considered Company Transaction Expenses (which such fees and expenses shall be reimbursed by Parent as incurred promptly following the Company’s request and receipt of invoices with respect thereto), (b) any fees or expenses associated with obtaining the release and termination of any Liens, (c) all brokers’, finders’ or similar fees, and (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with the transactions contemplated by this Agreement.
“Confidentiality Agreement” shall mean the agreement referenced on Section 1.1 of the Disclosure Schedule.
“Confidential Information” shall mean any information or materials relating to the technical, financial, customer, or business affairs of Parent and its Subsidiaries or the Company and its Subsidiaries, as the case may be, the existence of this Agreement, the Disclosure Schedule, the Escrow Agreement and the documents and instruments contemplated hereby and thereby, the terms and conditions hereof and thereof, the negotiations hereof and thereof and transactions contemplated hereby and thereby. Confidential Information shall not include information or materials that: (a) were, on the effective date of this Agreement, generally known to the public; (b) become generally known to the public after the effective date of this Agreement other than as a result of the act or omission of the receiving party; (c) were rightfully known to the receiving party prior to that party receiving same from the disclosing party; (d) are or were disclosed by the disclosing party to a third party generally without restriction on disclosure; (e) the receiving party lawfully received from a third party without that third party’s breach of agreement; or (f) are or were independently developed by the receiving party.
“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, arrangement, obligation or undertaking of any nature.
“Damages” shall mean the amount of any loss, claim, Tax, demand, damage, deficiency, lost profits, liability, judgment, royalty, fine, penalty, diminution in value, cost or expense (including costs of investigation and reasonable attorneys’, consultants’ and experts’ fees and expenses and interest and penalties awarded or imposed by a Governmental Authority but excluding punitive damages, except to the extent such punitive damages are awarded to a third party) incurred, paid, accrued or sustained by the Parent Indemnified Parties, whether or not involving an Action and whether or not the possibility of such losses has been disclosed to or could have been foreseen by the parties hereto in advance, including any costs of defending any Actions or enforcing the Parent Indemnified Party’s rights under this Agreement (including expenses of (i) asserting claims and affirmative defenses against a Third Party Action which claims and defenses are directly related to the subject matter of the Third Party Action and (ii) such other offensive actions taken in connection with any defensive strategy to which the Stockholder Representative, on behalf of the Indemnifying Holders, consents to in writing, such consent not to be unreasonably withheld, conditioned or delayed).
“DOJ” shall mean the Antitrust Division of the United States Department of Justice.
“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, change of control, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or Contract (including, any offer letter which provides for any term of employment other than employment at will and any other agreement providing for compensation or benefits) between the Company, any of the Company Subsidiaries or any ERISA Affiliate and any Employee/Service Provider pursuant to which the Company or any of the Company Subsidiaries has or may have any current or future Liabilities or obligations.
“Employee/Service Provider” shall mean any current or former employee (including officers), consultant, independent contractor or director of the Company, any of the Company Subsidiaries or any ERISA Affiliate, excluding consultants and independent contractors who are not individuals.
“Environmental Laws” shall mean, with respect to any geographic location, all Legal Requirements promulgated by any Governmental Authority with governmental authority over such geographic location which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, all as amended at any time.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA and/or which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Code.
“Escrow Amount” shall mean an amount equal to $100,000,000.
“Estimated Change in Control Payments” shall mean the Company’s good faith estimate of the Change in Control Payments delivered to Parent in accordance Section 4.4(a).
“Estimated Company Cash Amount” shall mean the Company’s good faith estimate of the Company Cash Amount delivered to Parent in accordance with Section 4.4(a).
“Estimated Company Debt” shall mean the Company’s good faith estimate of Company Debt delivered to Parent in accordance with Section 4.4(a).
“Estimated Company Transaction Expenses” shall mean the Company’s good faith estimate of Company Transaction Expenses delivered to Parent in accordance with Section 4.4(a).
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“FTC” shall mean the United States Federal Trade Commission.
“Fully Diluted Common Share Number” shall mean the sum of (a) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time plus (b) the number of shares of Company Common Stock subject to In-the-Money Options that are outstanding and unexercised as of immediately prior to the Effective Time plus (c) the number of shares of Company Common Stock issuable upon the conversion or deemed conversion of shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time plus (d) the number of shares of Company Common Stock subject to Company Restricted Stock Units that are outstanding as of immediately prior to the Effective Time.
“GAAP” shall mean United States generally accepted accounting principles.
“Governmental Authority” shall mean any United States federal, state, municipal or local or any foreign government, or any department, bureau or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or Tax Authority power, or any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body to the extent the Person in question has submitted to the jurisdiction of such arbitrator or arbitral body.
“Hazardous Material” shall mean, with respect to any geographic location, any material, chemical, emission, substance or waste that has been designated by any Governmental Authority with governmental authority over such geographic location to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.
“Hazardous Materials Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called “e-waste fees”) and compliance with any product take-back, collection, recycling or product content requirements.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“Indebtedness” shall mean with respect to any Person, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice (other than the current liability portion of any indebtedness for borrowed money)); (c) all obligations of such Person under any financing leases or leases required to be capitalized in accordance with GAAP; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (e) all obligations of such Person under interest rate or currency swap or other hedging transactions or agreements (valued at the termination value thereof); (f) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (g) all obligations of the types referred to in clauses (a) through (f) of any other Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (h) all obligations of the types referred to in clauses (a) through (g) of any other Person secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
“Indemnifying Holder” shall mean a Company Securityholder that is entitled to receive the Per Share Consideration pursuant to SECTION 3 of this Agreement by virtue of: (i) the approval and adoption of this Agreement by executing and delivering the Stockholder Written Consent, (ii) submitting a Company Stockholder Letter of Transmittal, or (iii) being a holder of Vested Options.
“Intellectual Property” shall mean (a) trademarks, service marks, trade names, slogans, logos, trade dress, internet domain names and other similar designations of source or origin, together with all goodwill, registrations, applications, renewals and extensions related to the foregoing; (b) patents, utility, models and industrial design registrations or applications (including, any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations, substitutions, extensions and applications for any of the foregoing); (c) copyrights, copyrightable subject matter and moral rights (including, any registrations, applications, renewals, extensions and reversions for any of the foregoing); (d) mask works rights; and (e) trade secrets and other confidential information, know-how, technology, proprietary processes, formulae, inventions, compositions, techniques, technical data and information, procedures, databases, algorithms, models, methodologies, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals.
“In-the-Money Option” shall mean a Company Option having a per share exercise price less than the Per Share Consideration.
“IRS” shall mean the United States Internal Revenue Service.
“Knowledge” of the Company, with respect to any fact or matter in question, shall be deemed to exist to the extent that any of Stephen Mullaney, John Jendricks, Dailene Bray and Martin Casado is actually aware of such fact or matter in question.
“Legal Requirements” shall mean any and all applicable federal, state, local, municipal, provincial, territorial, foreign or other law, statute, constitution, principle of common law, directive, resolution, ordinance, code, edict, decree, order (including executive orders), rule, judgment, injunction, writ, regulation (or similar provision have the force or effect of law), ruling, guidance, treaties or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” shall mean with respect to any Person (without duplication) the United States dollar amount of any liability, obligation or commitment of such Person of any kind, whether absolute or contingent, known or unknown, accrued or unaccrued, asserted or unasserted, matured or un-matured, fixed, disputed, liquidated, executory, determined, determinable or otherwise and in each case whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.
“Liens” shall mean any mortgage, license, charge, interest, pledge, claim, lien, encumbrance, option, security interest, restriction on the right to sell or dispose (and in the case of securities, vote) or other adverse claim of any kind or nature whatsoever (whether arising by contract or by operation of law and whether voluntary or involuntary) in real or personal property (including any Intellectual Property).
“Material Adverse Effect” shall mean any fact, change, event, violation, inaccuracy, circumstance, condition or effect (any such item, an “Effect”) (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, (a) is or would reasonably be expected to have a material adverse effect on the capitalization, assets (whether tangible or intangible) or Liabilities (including contingent Liabilities), employee relationships or the condition (financial or otherwise) of the Company taken as a whole with the Company Subsidiaries or (b) does or would reasonably be expected to materially impair the ability of the Company to consummate the transactions contemplated hereby; provided, however, that with respect to subsection (a) of this definition, a determination of a Material Adverse Effect shall exclude any Effect, after the date of this Agreement, resulting from (i) changes affecting the general economic, financial or political conditions; (ii) changes affecting the industry in which the Company and the Company Subsidiaries operate; (iii) acts of terrorism, war or other force majeure events; (iv) any employee attrition or the loss, diminution or disruption of the Company’s business or relationships with existing or prospective clients, customers or suppliers, in each case to the extent resulting from the public announcement of this Agreement or the pendency of the transactions contemplated hereby; (v) any failure by the Company to meet any projections or forecasts for any period ending on or after the date hereof, (vi) any action taken by the Company at the written request of Parent or with Parent’s written consent, or (vii) changes in Legal Requirements or GAAP (or any interpretation of GAAP) applicable to the Company and the Company Subsidiaries; provided, further, that with respect to clauses (i) through (iii) and clause (vii) above the exclusion shall apply only to the extent such changes do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other comparable companies.
“Open Source Code” shall mean software licensed or distributed under a Free/Open Source License, software which qualifies as public domain software, or Shareable Freeware. “Shareable Freeware” is copyrighted computer software which is made available to the general public for use free of charge in binary code form. “Free/Open Source Software License ” includes software licensed or distributed under a license that, as a condition of use, modification or distribution of the software: (i) requires that such software or other software distributed with or combined with the software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge, or (ii) otherwise imposes a limitation, restriction, or condition on the right of the Company or the Subsidiaries to use, modify, or distribute all or part of a Proprietary Product or to enforce an Intellectual Property right of the Company or Subsidiaries. Without limiting the foregoing, Open Source Code includes, but is not limited to, software code that is licensed under any license that conforms to the Open Software Initiative definition of open source software in effect as of the date of this Agreement, and any versions of the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.
“Out-of-the-Money Option” shall mean a Company Option having a per share exercise price equal to or greater than the Per Share Consideration.
“Per Share Consideration” shall mean with respect to a share of Company Common Stock, the quotient obtained by dividing (a) the Total Equity Consideration by (b) the Fully Diluted Common Share Number.
“Permits” shall mean all permits, approvals, concessions, grants, franchises, licenses, identification numbers and other authorizations and approvals of or by any Governmental Authority.
“Potential 280G Benefits” shall mean any potential payments or benefits which may be made or provided to any person who, with respect to the Company, is a “disqualified individual” (as such term is defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement which could constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code).
“Proprietary Product” means any service or product sold, offered for sale, otherwise distributed, or used to provide a service, including all computer programs, all software implementation of algorithms, models and methodologies (whether in source code, object code or other form), databases, compilations, descriptions, flow-charts and other work product to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Representatives” shall mean, with respect to any Person, its respective directors, officers, employees, agents, advisors, affiliates and representatives (including, attorneys, accountants, consultants, bankers and financial advisors).
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
“Series A Preferred Stock” shall mean the Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company.
“Series B Preferred Stock” shall mean the Series B Convertible Preferred Stock, par value $0.0001 per share, of the Company.

“Series C Preferred Stock” shall mean the Series C Convertible Preferred Stock, par value $0.0001 per share, of the Company.
“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any subsidiary of such Person is a general partner, manager or managing member, (b) such Person or any one or more of its subsidiaries, or such Person and one or more of its subsidiaries, owns a majority of the outstanding equity or voting securities or interests which have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions of such corporation or other organization or (c) such Person directly or indirectly, controls.
“Tax” or “Taxes” shall mean (a) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions, levies, customs, tariffs, fees and Liabilities of the same or similar nature, including taxes based upon or measured by gross receipts, income, profits, gain, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, alternative minimum, estimated, stamp, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts or such interest, penalties, or additions, (b) any Liability for any amounts of the type described in clauses (a), (c) and (d) hereof of a predecessor entity, (c) any Liability for the payment of any amounts of the type described in clauses (a), (b) or (d) hereof as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium Tax relief or similar arrangement) and (d) any Liability for the payment of any amounts of the type described in clauses (a), (b) or (c) hereof as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement to make any payment determined by reference to the Tax Liability of a third party.
“Tax Authority” shall mean the IRS and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes.
“Tax Law” shall mean any Legal Requirement (whether domestic or foreign) relating to Taxes.
“Tax Return” shall mean any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment or supplement thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company or any Company Subsidiary.
“Total Equity Consideration” shall mean an amount equal to (a) the sum of (i) $1,260,000,000 plus (ii) the aggregate exercise price of all Vested Options plus (iii) 50% of the aggregate exercise price of all Unvested Options plus (iv) the Estimated Company Cash Amount minus (b) the sum of (i) the amount of the Estimated Change in Control Payments plus (ii) the amount of Estimated Company Transaction Expenses plus (iii) the amount of Estimated Company Debt.
“Treasury Regulations” shall mean the regulations promulgated under the Code.
“Unvested Option” shall mean that portion of an In-the-Money Option that is not a Vested Option as of immediately prior to the Effective Time.
“Vested Option” shall mean that portion of an In-the-Money Option that is exercisable to acquire vested shares of the Company Common Stock as of immediately prior to the Effective Time (but after giving effect to any acceleration of vesting of such Company Options in connection with the transactions contemplated by this Agreement as required by the existing terms of such Company Option as of the date hereof).
1.2    Additional Definitions. The capitalized terms listed in the Index of Defined Terms shall have the meanings ascribed thereto on the respective pages of this Agreement set forth opposite each of the capitalized terms listed therein.
1.3    Interpretation. For purposes of this Agreement, the following rules of interpretation apply:
(a)    Descriptive Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.
(b)    Calculation of Time Period. Except as otherwise provided herein, when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is not a Business Day, the period in question ends on the next succeeding Business Day.
(c)    Currency. Any reference in this Agreement to $ means U.S. dollars.
(d)    Section and Similar References. Unless the context otherwise requires, all references in this Agreement to any “Annex,” “Section,” “Schedule” or “Exhibit” are to the corresponding Annex, Section, Schedule or Exhibit of this Agreement.
(e)    Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and have been represented by their own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to their legal rights from such counsel. In the event any ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

(f)    Counterparts. This Agreement may be executed in two or more counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.
(g)    Facsimile. The exchange of signature pages to this Agreement (in counterparts or otherwise) by facsimile transmission or other electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.
(h)    Use of “Including”. Unless the context otherwise requires, the words “include”, “includes”, and “including”, are deemed to be followed by “without limitation” whether or not they are followed by such words or words of similar impart.
(i)    Use of “made available”. To the extent this Agreement refers to information or documents to be made available (or delivered or provided) to Parent or Merger Sub, the Company shall be deemed to have satisfied such obligation if the Company or any Representative of the Company has made such information or document available on its due diligence electronic datasite at least twenty-four (24) hours prior to the execution of this Agreement (or delivered or provided such information or document) to Parent or Merger Sub or any Representative of Parent.
SECTION 2
THE MERGER
2.1    The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”
2.2    Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Pacific Time, as soon as reasonably practicable (and in no event later than three (3) Business Days) after the satisfaction or, to the extent permitted, waiver of each of the conditions set forth in SECTION 8, SECTION 9 and SECTION 10 hereof (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) or at such other date, time and place as the parties shall otherwise agree; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, in no event will the Closing occur (and Parent will not be required to consummate the Merger) during any period commencing on the date that is five (5) Business Days prior to the last day of any fiscal quarter of Parent and ending on the last day of such fiscal quarter (a “Finance Blackout Period”), and in the event that the Closing would occur during a Finance Blackout Period but for this proviso, then (subject to the satisfaction or waiver of each of the conditions set forth in SECTION 8, SECTION 9 and SECTION 10 hereof (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time)) the Closing will occur on the first Business Day immediately following the applicable Finance Blackout Period. The date upon which the Closing occurs is referred to herein as the “Closing Date”. The Closing will take place at the offices of Skadden, Arps, Slate, Meagher and Flom LLP, One Beacon Street, Boston, Massachusetts 02108.
2.3    Effective Time. In connection with the Closing, the parties shall cause the Merger to be consummated by filing a duly executed certificate of merger with the Secretary of State of the State of Delaware, as contemplated by the DGCL, and in the form attached hereto as Exhibit B (the “Certificate of Merger”) and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as agreed by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
2.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, powers and franchises, and all and every other interest of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities, obligations and duties of the Surviving Corporation.
2.5    Certificate of Incorporation; Bylaws; Corporate Records.
(a)    Certificate of Incorporation. At the Effective Time, the Charter shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such Certificate of Incorporation, except that the name of the Surviving Corporation as stated in such Certificate of Incorporation shall be “Nicira, Inc.”
(b)    Bylaws. At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and such Bylaws, except that the name of the Surviving Corporation on the face of such Bylaws shall be “Nicira, Inc.”

2.6    Directors and Officers of the Surviving Corporation and Company Subsidiaries.
(a)    Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.
(b)    Company Subsidiaries. The Company and the Company Subsidiaries shall take such action as may be necessary to appoint new directors and/or officers of the Company’s Subsidiaries as of the Effective Time as designated by Parent prior to Closing.
2.7    Appointment of Stockholder Representative; Agreements Binding on Company Securityholders. Each (a) Indemnifying Holder shall be deemed to have irrevocably (i) constituted and appointed, effective as of the Effective Time, Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Indemnifying Holders (referred to herein, together with his, her or its permitted successors, the “Stockholder Representative”), as his, her or its true and lawful agent, proxy and attorney-in-fact, with the authority to execute and deliver this Agreement and the Escrow Agreement as the Stockholder Representative and exercise all or any of the powers, authority and discretion conferred on the Stockholder Representative under this Agreement (including, SECTION 15 and SECTION 17) or the Escrow Agreement, and (ii) irrevocably agreed to, and be bound by and comply with, all of the obligations of the Indemnifying Holders set forth herein (including, SECTION 15 and SECTION 17) and in the Escrow Agreement. The Stockholder Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable and shall survive the dissolution, death or incapacity of each of the Indemnifying Holders, subject to the following sentence. Such agency may be changed by the Indemnifying Holders upon the written approval of the holders of a majority in interest of the undistributed portions of the Escrow Amount from time to time; provided, however, that the Stockholder Representative may not be removed unless holders of a majority in interest of the undistributed portions of the Escrow Amount agree in writing to such removal and to the identity of the substituted agent.
SECTION 3
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; COMPANY STOCK OPTIONS
3.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Company Securityholder:
(a)    Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become, and shall represent, one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding share of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with immediately preceding sentence.
(b)    Conversion of Securities.
(i)    Except as otherwise provided herein and in Section 3.1(c) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Consideration payable to the holder thereof, without interest, upon the surrender of the certificate representing such share in accordance with the terms hereof and in the manner provided herein, less the applicable portion of the Escrow Amount (as set forth in the Securityholder Schedule).
(ii)    From and after the Effective Time, each such share of Company Common Stock converted pursuant to Section 3.1(b)(i) shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Consideration to be paid in consideration therefor upon surrender of such certificates in accordance with Section 3.5, without interest, or, if such share of Company Common Stock is a Dissenting Share, the right, if any, to receive payment as determined in accordance with the applicable provisions of the DGCL or, if applicable, Section 2115 of the California Corporations Code.
(c)    Cancellation. Each share of Company Stock owned by the Company as treasury stock immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be canceled without any conversion thereof, and no payment or distribution of any consideration shall be made with respect thereto.
3.2    Dissenting Holders.
(a)    Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock issued and outstanding immediately prior to the Effective Time eligible under the DGCL to exercise appraisal or dissenters’ rights and held by a holder who has not voted in favor of the Agreement and the Merger or consented thereto in writing and who has exercised and perfected appraisal or dissenters’ rights for such shares in accordance with Section 262 of the DGCL or, if Section 2115 of the California Corporations Code applies to the Company, Chapter 13 of the California Corporations Code, and has not effectively withdrawn or lost such appraisal or dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration for Company Stock set forth in Section 3.1(b)(i), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL or, if applicable, Chapter 13 of the California Corporations Code.

(b)    Notwithstanding the provisions of Section 3.2(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal and dissenters’ rights under Section 262 of the DGCL or, if applicable, Chapter 13 of the California Corporations Code, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive, upon surrender of the certificate representing such shares in accordance with Section 3.5, the consideration for such shares set forth in Section 3.1(b)(i), without interest, less the applicable portion of the Escrow Amount with respect to such shares (as set forth in the Securityholder Schedule).
(c)    The Company shall (i) comply with the requirements of Section 262 of the DGCL and, if applicable, Chapter 13 of the California Corporations Code, (ii) give Parent prompt notice of any written demand received by the Company pursuant to Section 262 of the DGCL or, if applicable, Chapter 13 of the California Corporations Code, and of withdrawals of such demands, and provide copies of any documents or instruments served pursuant to the DGCL or, if applicable, the California Corporations Code and received by the Company and (iii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not make any payment or settlement offer with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.
(d)    Any amount paid by Parent, the Company or the Surviving Corporation to any Person with respect to Dissenting Shares in excess of the amount that would otherwise be payable pursuant to Section 3.1(b)(i) for each such Dissenting Share (such amount, unless determined in a final, non-appealable judgment of a court, being subject to the written approval of the Stockholder Representative, which approval shall not be unreasonably withheld, conditioned or delayed), and all interest, costs, expenses and fees incurred by the Company, Parent or the Surviving Corporation in connection with the exercise of all rights under Section 262 of the DGCL and, if applicable, Chapter 13 of the California Corporations Code, shall constitute “Damages” for purposes of this Agreement, and Parent or the Surviving Corporation, as the case may be, shall, without limiting any other rights, be entitled to indemnification for such Damages as set forth in SECTION 15 hereof.
3.3    Company Options and Restricted Stock.
(a)    Vested Options. Prior to the Effective Time, the Company shall take all necessary and appropriate action so that each Vested Option shall, immediately following the Effective Time, be terminated and converted into the right to receive, subject to the terms and conditions of this Agreement, a cash amount equal to the product of (A) the number of shares of Company Common Stock subject to such Vested Option and (B) the excess of the Per Share Consideration over the exercise price per share of Company Common Stock subject to such Vested Option (the “Vested Option Payment”) which amount shall be subject to applicable tax withholding. The parties hereto acknowledge and agree that any payment in cancellation of the Vested Options is for the benefit of Parent. To the extent that any payment in cancellation of the Vested Options is paid on, or allocable to, the Closing Date, such payment shall be treated by the parties hereto for United States federal income tax purposes, and any similar provisions under state, local or foreign Legal Requirements, as occurring at the beginning of the day following the Closing Date in accordance with the "next day rule" of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B).
(b)    Unvested Option Conversion.
(i)    Each Unvested Option outstanding immediately prior to the Effective Time will be assumed by Parent at the Effective Time and substituted with an option to acquire, on the same terms and conditions as were applicable under such Unvested Option as granted or issued by the Company (except as provided below), the number of shares of Class A Common Stock of Parent (“Parent Common Stock”), rounded down to the nearest whole share, determined by multiplying the number of shares of Company Common Stock subject to the Unvested Option immediately prior to the Effective Time by a fraction rounded to five (5) decimal places (the “Option Exchange Ratio”), the numerator of which shall equal the Per Share Consideration and the denominator of which shall be the average of the closing prices of Parent Common Stock on the New York Stock Exchange as reported on www.marketwatch.com for the ten (10) trading days ending on (and inclusive of) the trading day that is two (2) full trading days prior to (and not inclusive of) the Closing Date (the “Parent Stock Price”), at an exercise price per share of Parent Common Stock equal to the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Unvested Option divided by the Option Exchange Ratio, rounded up to the nearest whole cent.
(ii)    In the case of any Unvested Option that is intended to qualify as an incentive stock option under Section 422 of the Code, as a condition to the substitution by Parent of such Unvested Option, the holder shall be required to, prior to the Effective Time, enter into an agreement in a form acceptable to Parent (an “Assumed Option Agreement”) providing that such Unvested Option will no longer be an incentive stock option after the Effective Time and providing, that in the case of any Unvested Option that includes in its terms an early exercise feature, the Assumed Option Agreement will provide that the holder waives the early exercise provision of such Unvested Option.
(iii)    Parent shall take all actions reasonably necessary or appropriate to have available for issuance or transfer a sufficient number of shares of Parent Common Stock for delivery upon the exercise of the Unvested Options substituted with options to purchase Parent Common Stock pursuant to Section 3.3(b)(i) (following the vesting of such converted Unvested Options in accordance with their terms). Parent will cause the number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 3.3(b)(iii) to be registered on a registration statement on Form S-8, to the extent such form is available, (or any successor form) with the Securities and Exchange Commission at Closing.
(c)    Section 409A. Parent shall effectuate such assumption and substitution in a manner consistent with the requirements of Section 424 of the Code, as applicable, and Section 409A of the Code.

(d)    Other Options. Prior to the Effective Time, the Company shall take all necessary and appropriate action so that each Out-of-the-Money Option shall, at the Effective Time, be terminated without consideration and shall be of no further force and effect.
(e)    Required Notices and Consents. Prior to the Effective Time, the Company will take all action necessary or appropriate to effect the treatment of Company Options provided for under this Section 3.3 under the Company Option Plans, all Contracts governing the terms of all Company Options and under any other plan or arrangement to which the Company is a party or by which the Company may be bound, including giving any required notice and obtaining any required consent contemplated thereby. The Company shall, at the request of Parent, send to any holders of Company Options notices drafted by Parent with respect to the treatment of such instruments under this Agreement. The Company will not send any notices to any holders of Company Options or solicit any consents or other approvals from the holders of any Company Options unless and until Parent has reviewed all notices and related documentation (including any email messages and notifications) to be sent to such holders.
(f)    Prior to the Effective Time, the Company shall take all necessary and appropriate actions so that each compensatory grant of shares of Company Common Stock that is, immediately prior to the Effective Time, outstanding and subject to forfeiture conditions or repurchase restrictions (including such awards resulting from the early exercise of a Company Option, each, a “Company Restricted Stock Award”) shall, immediately prior to the Effective Time, be forfeited to the Company in exchange for a restricted stock grant (a “Parent Restricted Stock Award”) of a number of shares of Parent Common Stock (rounded down to the nearest whole share) with a fair market value (measured based on the Parent Stock Price) equal to the product of (1) the Per Share Consideration and (2) the number of shares of Company Common Stock subject to the Company Restricted Stock Award, which Parent Restricted Stock Award shall vest in accordance with the terms and conditions of the Company Restricted Stock Award to which it relates pertaining to lapse of forfeiture conditions or repurchase rights. Parent shall issue the Parent Restricted Stock Awards required by this Section 3.3(f) promptly following the Effective Time.
(g)    From and after the date hereof, the Company shall not make additional grants of Company Options or any other equity or equity-based awards, except as contemplated by this Section 3.3(g). The Company shall be permitted to grant restricted stock units with respect to Company Common Stock (“Company Restricted Stock Units”) to those individuals to whom the Company anticipated making grants of Company Options but to whom Company Options have not been granted as of the date hereof as set forth on Section 3.3(g) of the Disclosure Schedule. Each such grant of Company Restricted Stock Units shall be conditioned on an acknowledgment by the recipient that the grant is in full satisfaction of any obligation the Company may have had to make grants of or with respect to Company Common Stock and shall provide for time-based vesting with respect to 25% of the total number of shares subject to the award on the first day of the first calendar month coincident with or next following the first anniversary of the date of employment and 12.5% of the total number of shares subject to the award on the first day of the first calendar month coincident with or next following each subsequent six month anniversary of the first anniversary of the date of employment, provided that the individual has continued his or her employment with the Company or an Affiliate.

Section 3.3(g) of the Disclosure Schedule sets forth each individual for whom a grant of Company Options was anticipated and the number of Company Options previously anticipated to be granted to such individual. At the Effective Time, each grant of Company Restricted Stock Units that is outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit grant (a “Parent Restricted Stock Unit Award”) with respect to a number of shares of Parent Common Stock (rounded down to the nearest whole share) with a fair market value (measured based on the Parent Stock Price) equal to the product of (1) the Per Share Consideration and (2) the number of shares of Company Common Stock subject to the Company Restricted Stock Unit award, which Parent Restricted Stock Unit Award shall vest in accordance with the terms and conditions of the Company Restricted Stock Unit award to which it relates. Parent shall issue the Parent Restricted Stock Unit Awards required by this Section 3.3(g) promptly following the Effective Time.
3.4    Escrow. Immediately following the Effective Time, Parent, on behalf of the Indemnifying Holders, shall deliver or cause to be delivered cash in an amount equal to the Escrow Amount to Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”) pursuant to the provisions of the escrow agreement in the form attached as Exhibit D hereto, subject to any amendments to such form requested by the Escrow Agent and mutually agreed to by Parent and the Stockholder Representative (the “Escrow Agreement”). The Escrow Agreement shall be entered into at the Effective Time, by and among Parent, the Stockholder Representative, on behalf of the Indemnifying Holders and the Escrow Agent, and shall provide Parent with recourse against amounts held in escrow by the Escrow Agent with respect to the Indemnifying Holders’ indemnification obligations under SECTION 15, subject to the terms and conditions set forth in the Escrow Agreement and in such SECTION 15 of this Agreement (the “Escrow Fund”). The Escrow Amount (or any portion thereof) shall be distributed to the Indemnifying Holders, and Parent at the times, and upon the terms and conditions, set forth in the Escrow Agreement. The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Indemnifying Holders pursuant to the Stockholder Written Consent shall constitute approval by such Indemnifying Holders, as specific terms of the Merger, and the irrevocable agreement of such Indemnifying Holders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including, the deposit of the Escrow Amount into escrow, the indemnification obligations set forth in SECTION 15 hereof and the appointment and sole authority to act on behalf of the Indemnifying Holders of the Stockholder Representative, as provided for herein and in the Escrow Agreement. For Tax purposes, the Escrow Amount shall be treated as being owned by Parent and Parent will comply with all reporting requirements associated therewith.
3.5    Surrender of Certificates.
(a)    Paying Agent.
(i)    On or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with Wells Fargo Bank, National Association (the “Paying Agent”) for the benefit of the Company Stockholders, cash in an amount equal to the Total Equity Consideration minus the Escrow Amount minus the aggregate amount of the Vested

Option Payment. Such funds shall be invested as directed by Parent pending payment thereof by the Paying Agent to the Company Stockholders. Earnings from such investments shall be the sole and exclusive property of Parent or the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the Company Stockholders.
(ii)    Prior to the Effective Time and in accordance with the requirements of the Paying Agent, the Company shall deliver to the Paying Agent and Parent a schedule in such form as required by the Paying Agent containing such information as is necessary for the Paying Agent to make the Stock Closing Payments to the Company Stockholders.
(b)    Surrender Procedures. As soon as reasonably practicable after the Effective Time, but no later than two (2) Business Days thereafter, Parent shall instruct the Paying Agent to mail to each Company Stockholder as of the Effective Time (i) a Company Stockholder Letter of Transmittal and (ii) instructions for use in effecting the surrender of certificate(s) representing all of the shares of Company Stock held by such Company Stockholder in exchange for the applicable Stock Closing Payment. The payment of the Stock Closing Payment with respect to each share of Company Stock underlying each such certificate is conditioned upon (A) the execution and delivery of such transmittal letter and (B) the delivery of such certificates related thereto. As soon as practicable after receipt by the Paying Agent of such certificate(s), properly endorsed or otherwise in proper form for transfer and cancellation, together with such duly completed and validly executed Company Stockholder Letter of Transmittal, the Paying Agent shall, in exchange therefor, pay to such Company Stockholder the Stock Closing Payment payable in respect of the shares of Company Stock formerly represented by the certificate(s) surrendered, but without interest and less any applicable withholding taxes, and the certificate(s) so surrendered shall forthwith be canceled. If payment of any portion of the applicable Stock Closing Payment is to be made to a person, firm, entity, partnership, association or any business organization or division thereof (each a “Person”) other than the Person in whose name the surrendered certificate(s) are registered, it shall be a condition of payment that the Person requesting such payment (x) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the certificate(s) surrendered, and shall have established to the satisfaction of the Surviving Corporation that such Tax has been paid, or (y) shall have established to the satisfaction of the Surviving Corporation that such Tax is not applicable. From and after the Effective Time, until surrendered as contemplated by this Section 3.5(b), each certificate formerly representing shares of Company Stock shall be deemed to represent for all purposes only the right to receive the applicable consideration as provided pursuant to Section 3.1(b)(i) hereof, if any, in respect of such shares of Company Stock formerly represented thereby in accordance with the terms hereof and in the manner provided herein or Dissenting Shares as provided in Section 3.2.
(c)    Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Stock on the records of the Company. From and after the Effective Time, the holders of certificates formerly evidencing ownership of the shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements. After the Effective Time, the Paying Agent shall cancel and exchange, as provided in this SECTION 3, any presented certificate representing shares of Company Stock outstanding immediately prior to the Effective Time.
(d)    Termination of Fund; No Liability. At any time following the first anniversary of the Effective Time, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any earnings received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to Company Stockholders and thereafter such Company Stockholders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Legal Requirements) and only as general creditors thereof with respect to the applicable portion of the Stock Closing Payment, upon due surrender of their certificates formerly representing shares of Company Stock, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a certificate formerly representing shares of Company Stock for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.
(e)    Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from payment of the Stock Closing Payment or any other amounts (or any portion thereof) payable pursuant to this Agreement to, or on behalf of, any Company Securityholder, and the Escrow Agent shall be entitled to deduct and withhold from payment of any amounts (or any portion thereof) otherwise payable pursuant to the Escrow Agreement to any Company Securityholder, such amounts as they may reasonably believe are required to be deducted and withheld with respect to the making of such payment under the Code or any other Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation, the Paying Agent or the Escrow Agent, such withheld amounts shall be paid by such withholding party to the relevant taxing authority and shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder to whom such amounts would otherwise have been paid.
(f)    Lost, Stolen or Destroyed Certificates. In the event any certificate(s) which formerly represented shares of Company Stock shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the Company Stockholder thereof in form reasonably satisfactory to Parent, Parent shall instruct the Paying Agent to pay such Company Stockholder the applicable Stock Closing Payment as provided in this SECTION 3; provided, however, that Parent or the Paying Agent may, in its sole discretion and as a condition precedent to issuing such instruction to the Paying Agent, require the owner of such lost, stolen or destroyed certificate(s) to deliver an agreement of indemnification in form reasonably satisfactory to Parent, against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the certificate(s) alleged to have been lost, stolen or destroyed.
(g)    Dissenting Shares. The provisions of this Section 3.5 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 3.5 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the applicable amounts provided in SECTION 3.
3.6    Further Action. If, at any time after the Effective Time, Parent determines any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are and will remain fully authorized in the name of the Company and Merger Sub or otherwise to take, and shall take, all such action.
SECTION 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent and Merger Sub that the statements in this SECTION 4 are true, complete and correct as of the date hereof and at the Effective Time (unless the particular statement speaks expressly as of another date, in which case it is true, complete and correct as of such other date), subject, in any case, to the exceptions provided in the disclosure schedule supplied by the Company to Parent and Merger Sub, dated as of the date hereof (the “Disclosure Schedule”), it being agreed that a disclosed exception in any section, subsection or clause of the Disclosure Schedule shall constitute a disclosure for purposes of other sections, subsections or clauses of the Disclosure Schedule notwithstanding the lack of specific cross-reference thereto, but only to the extent that the relevance of such disclosure to such other section, subsection or clause is reasonably apparent from the actual text of the disclosed exception:
4.1    Organization and Good Standing of the Company; Company Organizational Documents; Company Directors and Officers.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties, as applicable, and conduct its business as currently conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of business or the ownership of its properties requires such qualification or authorization, except where any failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect. Section 4.1(a) of the Disclosure Schedule sets forth a list of all jurisdictions in which the Company is duly qualified or authorized to do business as a foreign corporation. The Company Organizational Documents are in full force and effect and the Company is not in violation of any provision of the Company Organizational Documents or any other organizational or governing documents applicable to it.
(b)    Prior to the date of this Agreement, the Company has furnished to Parent true, complete and correct copies of the Company Organizational Documents. Section 4.1

(b) of the Disclosure Schedule lists the directors and officers of the Company as of the date hereof.
4.2    Capitalization.
(a)    The authorized capital stock of the Company consists of (i) 61,000,000 shares of Company Common Stock, of which on the date hereof 19,142,039 shares are issued and outstanding and (ii) 32,841,524 shares of Company Preferred Stock, of which on the date hereof (A) 7,095,901 shares have been designated Series A Preferred Stock, of which on the date hereof 7,095,901 shares are issued and outstanding, (B) 11,275,700 shares have been designated Series B Preferred Stock, of which on the date hereof 11,275,700 shares are issued and outstanding and (C) 14,469,923 shares have been designated Series C Preferred Stock, of which on the date hereof 10,644,130 shares are issued and outstanding. As of the date of this Agreement, (1) the issued and outstanding shares of Series A Preferred Stock are convertible into 7,095,901 shares of Company Common Stock, (2) the issued and outstanding shares of Series B Preferred Stock are convertible into 11,275,700 shares of Company Common Stock and (3) the issued and outstanding shares of Series C Preferred Stock are convertible into 10,644,130 shares of Company Common Stock.
(b)    As of the date of this Agreement, there were outstanding Company Options to purchase an aggregate of 9,288,368 shares of Company Common Stock (of which Company Options to purchase an aggregate of 8,968,052 shares of Company Common Stock exercisable).
(c)    All of the issued and outstanding shares of Company Stock have been, and all of the shares of Company Stock that may be issued pursuant to any Company Option or upon conversion of any share of Company Preferred Stock will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.3(g) and Section 4.2(c)(i) of the Disclosure Schedule or except for Company Options listed on the Securityholder Schedule, no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding. Except as set forth in Section 4.2(c)(ii) of the Disclosure Schedule, no Company Option is or may be entitled to any acceleration as a result of or in connection with the consummation of the Merger. From and after the Effective Time, no holder of any Company Option will have the right to any consideration with respect thereto, except as set forth in this Agreement. The Company does not have any obligation to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidence of Indebtedness or assets of the Company. The Company does not have any obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. Other than the shares of Company Stock outstanding as of the date hereof and other than Company Stock issuable upon the exercise of Company Options, there are no other outstanding securities of the Company entitled to vote on any matters put to a vote of security holders of the Company and no subscription, warrant, option, convertible security or other right

(contingent or otherwise) to purchase or acquire any such securities is authorized or outstanding. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable Legal Requirements. All of the outstanding shares of Company Stock are owned of record by the holders and in the respective amounts as are set forth on the Securityholder Schedule.
4.3    Company Subsidiaries.
(a)    Section 4.3(a) of the Disclosure Schedule sets forth the name of each Subsidiary of the Company (each a “Company Subsidiary,” and together, the “Company Subsidiaries”), and, with respect to each Company Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business or is registered for Taxes of any kind, the number of shares of its authorized capital stock and the number and class of shares thereof duly issued and outstanding. Except for the Company Subsidiaries, the Company does not have any Subsidiaries, and the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity. Each former Subsidiary of the Company that is no longer in existence has been duly dissolved in accordance with its charter documents and the laws of the jurisdiction of its incorporation or organization and there are no outstanding Liabilities, including Taxes, with respect to any such entity.
(b)    Each Company Subsidiary is a duly organized and validly existing corporation, partnership or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where any failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect. Each Company Subsidiary has all requisite corporate or entity power and authority to own, lease, and operate its properties, as applicable, and to carry on its business as currently conducted. All outstanding shares of stock of each Company Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights created by statute, the charter documents or bylaws of such Company Subsidiary, or any agreement to which such Company Subsidiary is a party or by which it is bound, and have been offered, issued and sold in compliance with all applicable Legal Requirements. All of the outstanding shares of capital stock of each Company Subsidiary are owned of record and beneficially by the Company free and clear of any and all Liens.
(c)    There are no subscriptions, options, warrants, calls, rights (contingent or otherwise), commitments or agreements of any character, written or oral, to which the Company or any Company Subsidiary is a party or by which it is bound obligating a Company Subsidiary (or the Company to cause a Company Subsidiary) to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of any Company Subsidiary or obligating any Company Subsidiary to grant, extend, change the price of, otherwise amend or enter into any such subscription, option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person.
(d)    Prior to the date of this Agreement, the Company has furnished to Parent true, complete and correct copies of the charter and bylaws or similar organizational documents of each Company Subsidiary. Each such charter and bylaws or similar organizational document is in full force and effect and no Company Subsidiary is in violation of any provision of its charter, bylaws or other organizational or governing documents. Section 4.3(d) of the Disclosure Schedule lists the directors and officers of each Company Subsidiary as of the date hereof.
4.4    Securityholder Schedule and Agreements; Company Options.
(a)    As of the Effective Time, the information set forth as on the Securityholder Schedule pursuant to Section 11.1(p) (the “Securityholder Schedule”), including the portion of the Total Equity Consideration to be delivered to each Company Securityholder will be true, complete and correct as of the Effective Time, and the calculations performed to compute such information will be, accurate and in accordance with the terms of this Agreement, the Company Organizational Documents and all other agreements and instruments among the Company and the Company Securityholders, and no Company Securityholder shall be entitled to any amounts except as provided on the Securityholder Schedule. The Securityholder Schedule delivered as of five (5) Business Days prior to the Closing Date shall set forth (A) the final calculation as of the Effective Time of (1) the Estimated Company Transaction Expenses, (2) Estimated Change in Control Payments, (3) Estimated Company Debt, (4) the Estimated Company Cash Amount, (5) the Total Equity Consideration, (6) Fully Diluted Common Number and (7) the Per Share Consideration after giving effect to the conversion of all Company Preferred Stock into Company Common Stock, and (B) the final calculation as of the Effective Time, of the information with respect to each Company Securityholder listed below in Subsections (A) through (F),
(A)    the name and mailing address of each Company Securityholder as reflected on the stock transfer or other corporate records of the Company;
(B)    with respect to each Company Stock certificate held by such Company Securityholder (1) the number and class or series of shares of Company Stock represented by such certificate, including the number of shares of Company Common Stock into which any shares of Preferred Stock are convertible, (2) the consideration specified in Section 3.1, (3) the applicable portion of such consideration to be deposited with the Escrow Agent, and (4) the amount determined by subtracting the amounts specified in subclause (3) from the amount specified in subclause (2) (with respect to each share of Company Stock, the “Stock Closing Payment”);

(C)    with respect to each Vested Option held by such Company Securityholder (1) the number of shares of Company Common Stock subject to such Vested Option, (2) the Per Share Consideration, (3) the per share exercise price of such Vested Option, (4) the Vested Option Payment and (5) whether such Vested Option qualifies as an incentive stock option;
(D)    with respect to each Unvested Option held by such Company Securityholder (1) the number of shares of Company Common Stock subject to such Unvested Option, (2) the per share exercise price of such Unvested Option, (3) the vesting schedule for each Unvested Option, including any acceleration provision and (4) whether such Unvested Option qualifies as an incentive stock option;
(E)    with respect to each Out-of-the-Money Option held by such Company Securityholder, (1) the number of shares of Company Common Stock subject to such Out-of-the-Money Option, (2) the per share exercise price of such Out-of-the-Money Option and (3) whether such Out-of-the-Money Option qualifies as an incentive stock option; and
(F)    the total gross payment to each Company Securityholder.
(b)    Except as provided in this Agreement or as set forth in Section 4.4(b) of the Disclosure Schedule, there are no agreements, written or oral, between the Company and any holder of its securities or others, or among any holders of its securities, relating to the acquisition (including, rights of first refusal, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act, or voting of the capital stock of the Company.
(c)    Each of the currently outstanding Company Options was granted under the Company Option Plans. All Company Options have been granted or issued with an exercise price at least equal to the fair market value of the underlying Company Common Stock at the date of grant or issuance, as determined in accordance with Section 409A of the Code and the regulations and notices promulgated thereunder, and none of the Company Options or any other Company Stock, Company Plan or Employee Agreements provide for “deferred compensation” within the meaning of Section 409A of the Code. True, complete and correct copies of the Company Option Plans and all agreements and instruments relating to all outstanding Company Options issued under each such Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Common Stock purchased under such Company Option Plan) have been made available or provided to Parent, and such plans and Contracts have not been amended, modified or supplemented since being made available or provided to Parent, and there are no Contracts or understandings to amend, modify or supplement such plans or Contracts in any case from those made available or provided to Parent. No Consent of any holder of any Company Option that is an Out-of-the-Money Option is required to effect the treatment of such Company Option under Section 3.3(c).

4.5    Authority; No Conflict.
(a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action; and, other than the receipt of the Requisite Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any instrument required hereby to be executed and delivered by the Company at the Closing or to consummate the transactions contemplated hereby. The Company Board has unanimously (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company Stockholders, (iii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iv) determined to recommend that the Company Stockholders approve and adopt this Agreement and approve each of the transactions contemplated by this Agreement, including the Merger. None of such actions by the Company Board has been amended, rescinded or modified.
(b)    This Agreement has been, and each instrument required hereby to be executed and delivered by the Company at the Closing will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and the Stockholder Representative, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. Each Company Stockholder shall be entitled to receive the consideration as set forth in this Agreement and, subject to the provisions of SECTION 3, no Company Stockholder shall be entitled to receive any different or additional amount in the Merger with respect to shares of Company Stock held by such Company Stockholder.
(c)    The execution and delivery of this Agreement by the Company and each instrument required hereby to be executed and delivered by the Company at the Closing, the compliance by the Company with the provisions of this Agreement and each instrument required hereby to be executed and delivered by the Company at the Closing and the consummation of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Company Organizational Documents, (ii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, Consent or waiver under, or result in the loss of any benefit to which the Company or any Company Subsidiary is entitled under, any Contract, Permit, Lien or other interest to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or to which its assets are subject, (iii) result in the creation or imposition of any Lien upon any assets of the Company or any shares of Company Stock, or (iv) violate any Legal

Requirement applicable to the Company or, to the Company’s Knowledge, any Company Securityholder or any of their respective properties or assets, except in the case of clauses (ii) through (iv) where the failure of such representations and warranties to be true, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
4.6    Consents. Except as set forth on Section 4.6 of the Disclosure Schedule and except for (i) compliance with the applicable requirements of the HSR Act and the Legal Requirements of foreign merger control regulations set forth in Section 4.6 of the Disclosure Schedule (collectively, “Foreign Merger Laws”), (ii) the Requisite Stockholder Approval and (iii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware, no consent, approval, order, permit or authorization of, or registration, declaration or filing with, or notification to (together, the “Consents”) any Governmental Authority or any Person is required to be obtained by the Company, any Company Subsidiary or, to the Company’s Knowledge, any Company Securityholder in connection with, or as a result of, the execution and delivery or consummation of this Agreement or the Escrow Agreement, the Merger, or the other transactions to be consummated at the Closing as contemplated by this Agreement, except for such Consents, the failure of which to obtain, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
4.7    Vote Required. The affirmative vote of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock voting together as a single class, with holders of Company Preferred Stock entitled to cast the number of votes equal to the largest number of whole shares of Company Common Stock into which the shares of Company Preferred Stock held by them could be converted pursuant to the Company Organizational Documents at the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken and (ii) the holders of a majority of the outstanding shares of Company Preferred Stock, with holders of Company Preferred Stock entitled to cast the number of votes equal to the largest number of whole shares of Company Common Stock into which the shares of Company Preferred Stock held by them could be converted pursuant to the Company Organizational Documents at the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken, are the only votes of the holders of any of the Company Stock necessary to approve and adopt this Agreement and approve the transactions contemplated hereby, including the Merger (collectively, the “Requisite Stockholder Approval”). The Requisite Stockholder Approval will be obtained and evidence of such approval (including, to the extent required, waiver of any applicable notice provision) shall be delivered to Parent immediately following the execution and delivery of this Agreement.
4.8    Absence of Changes. Since December 31, 2011, there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2011, neither the Company nor any Company Subsidiary has:
(a)    declared, set aside, made or paid any dividend or other distribution in respect of its capital stock, or agreed to do any of the foregoing, or purchased or redeemed or agreed to purchase or redeem, directly or indirectly, any Company Securities or securities of any

Company Subsidiary, including securities convertible into, or exercisable or exchangeable for, equity securities of any Company Subsidiary (other than as provided by any Company Option Plan);
(b)    split, combined, recapitalized or reclassified any of its capital stock;
(c)    adopted, amended, modified, or terminated any Company Plan or Employee Agreement (other than as may have been required by the terms of a Company Plan, or as may have been required by applicable Legal Requirements) or adopted or amended any collective bargaining or similar agreement;
(d)    increased any compensation or fringe benefits, paid any bonus, granted or increased any severance or termination pay or otherwise changed any of the terms of employment or service for any of its employees, officers, directors or consultants;
(e)    made any payment of any nature to any employee, director or consultant of the Company or any Company Subsidiary (other than salary or fees payable in the ordinary course of business consistent with past practices);
(f)    acquired or disposed of any assets or properties having a value in excess of $100,000 (individually or in the aggregate);
(g)    acquired or agreed to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or any solicitation of, or participated in, any negotiations with respect to any of the foregoing;
(h)    sold, encumbered or otherwise mortgaged, pledged or subjected to any Lien, any shares of Company Securities or securities of any Company Subsidiary, including securities convertible into, or exercisable for equity securities of any Company Subsidiary (other than the issuance of Company Stock upon the exercise or conversion of Company Options);
(i)    entered into any partnership, joint venture, joint development or other similar arrangement with one or more Persons;
(j)    entered into any written Contract for the development of material Intellectual Property that will be jointly owned;
(k)    incurred, or entered into any Contract with respect to, any Indebtedness;
(l)    accelerated collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other Liabilities;
(m)    forgiven or canceled any Liens, or waived any rights, having a value in excess of $100,000;

(n)    incurred a capital expenditure or made a commitment by the Company or any Company Subsidiary to incur a capital expenditure exceeding $100,000 individually or $200,000 in the aggregate;
(o)    other than as required by GAAP, changed (i) any accounting or Tax reporting policies, procedures or practices (including any change in depreciation or amortization policies or rates and any change in procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) or (ii) any assumption underlying or method of calculating any bad debt contingency or other reserve;
(p)    commenced or settled any Action;
(q)    adopted a plan of partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary or made any material reductions in workforce; or
(r)    entered into any Contract to do any of the foregoing.
4.9    Financial Statements; Controls.
(a)    Attached hereto as Section 4.9 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the audited consolidated balance sheet of the Company as of December 31, 2010 and the draft audited consolidated balance sheet of the Company as of December 31, 2011 (together, the “Balance Sheets”) and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the fiscal years then ended, including the notes thereto and (iii) the unaudited consolidated balance sheet of the Company as of March 31, 2012 and the related statements of operations, changes in shareholders’ equity and cash flows for the period then ended, in each case prepared in accordance with GAAP (subject to normal year-end adjustments and except those unaudited interim financial statements need not contain footnote disclosures required by GAAP), consistently applied throughout the periods presented without modification of the accounting principles used in the preparation thereof throughout the periods presented. The Financial Statements are true, complete and correct, are in accordance with the books and records of the Company and the Company Subsidiaries and present fairly in all material respects the financial condition and results of operations of the Company and the Company Subsidiaries as of the dates and for the periods indicated.
(b)    The Company has in place systems and processes (including the maintenance of proper books and records) that the Company believes are reasonable for a company at the same stage of development as the Company designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are herein referred to as the “Controls”). Neither of the Company nor any Company Subsidiary, nor to the Company’s Knowledge, their respective employees, or the Company’s independent auditors has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the

Controls or the Financial Statements. To the Company’s Knowledge, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements. The Company and the Company Subsidiaries have in place a revenue recognition policy consistent with GAAP.
4.10    Absence of Undisclosed Liabilities; Indebtedness. Neither the Company nor any Company Subsidiary has any Indebtedness or other Liabilities, except for (a) Liabilities specifically reflected on, and fully reserved against in, the Balance Sheets and (b) Liabilities which have arisen since December 31, 2011 in the ordinary course of business and which are, in nature and amount, consistent with those incurred historically and are not material to the Company, individually or in the aggregate. Except as set forth in Section 4.10 of the Disclosure Schedule, there is no Indebtedness of the Company or any Company Subsidiary.
4.11    Taxes.
(a)     (i) All Tax Returns required to be filed by or on behalf of the Company and the Company Subsidiaries have been duly and timely filed with the appropriate Tax Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all respects; and (ii) all Taxes payable by or on behalf of the Company and the Company Subsidiaries, whether or not shown or required to be shown on such Tax Returns, have been or will be when due fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, the Company and the Company Subsidiaries have made due and sufficient accruals for such Taxes on the Balance Sheets. Since December 31, 2011, neither the Company nor any Company Subsidiary has incurred any Taxes other than Taxes resulting from its operations in the ordinary course of business consistent with past practice. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Company and the Company Subsidiaries.
(b)    The Company and the Company Subsidiaries have complied with all applicable Legal Requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under Tax Law. The Company and each Company Subsidiary has timely collected all sales, use and value added Taxes required to be collected by it, and the Company and each Company Subsidiary has timely remitted all such Taxes to the appropriate Tax Authorities.
(c)    Parent has received or the Company has made available to Parent complete copies of all Tax Returns of, or including, the Company or any of the Company Subsidiaries for Tax periods ending after inception.
(d)    No claim has been made by a Tax Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return such that the Company or any of the Company Subsidiaries is or may be subject to taxation in that jurisdiction.

(e)    All deficiencies asserted or assessments made as a result of any examinations by any Tax Authority of the Tax Returns of, or including, the Company and the Company Subsidiaries have been or will be fully paid when due. No federal, state, local or foreign Audits, investigations or other administrative proceedings or court proceedings are presently pending, or have been proposed, with regard to any Taxes or Tax Returns filed by or on behalf of the Company or the Company Subsidiaries. No issue has been raised by any Tax Authority in any prior Audit of the Company or the Company Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period.
(f)    Since December 31, 2007, the Company has not agreed or settled any Action in respect of Taxes, filed any amended Tax Return or extended or waived the limitation period applicable to any Action in respect of Taxes.
(g)    Since December 31, 2007, the Company has not made, revoked or changed any election in respect of Taxes or adopted or changed any accounting method in respect of Taxes.
(h)    None of the Company, the Company Subsidiaries or any other Person on behalf of the Company or the Company Subsidiaries (i) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (ii) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(i)    Neither the Company, nor any of the Company Subsidiaries is, has been, or will be, a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five year period ending on the Closing Date.
(j)    Neither the Company nor any of the Company Subsidiaries is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.
(k)    Neither the Company nor any of the Company Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Tax Authority.
(l)    There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company or the Company Subsidiaries, other than for taxes not yet due and payable.
(m)    Neither the Company nor any Company Subsidiary has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, other than a group of which the Company was the common parent. Neither the Company nor any of the Company Subsidiaries has any Liability for Taxes of any Person other than the Company under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), or as a transferee or successor, or by Contract or otherwise.

(n)    Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(o)    Neither the Company nor any Company Subsidiary will be required to include any item of income, or exclude any deduction, in the computation of taxable income (including any Company or Company Subsidiary item that may be included in the computation of the taxable income of Parent or any of its Affiliates for any taxable period or portion thereof ending after the Closing Date) as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received prior to the Closing Date, (iii) any change of method of Tax accounting, closing agreement or intercompany transaction made or entered into prior to the Closing Date, or (iv) Section 108(i) of the Code.
(p)    Neither the Company nor any Company Subsidiary has participated in any way (i) in any “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of P.L. 108-357) or any comparable laws of jurisdictions other than the United States or (ii) in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) or any comparable laws of jurisdictions other than the United States.
(q)    The Company has provided or made available to Parent all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.
(r)    All related party transactions involving the Company or any of the Company Subsidiaries is at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local and non-U.S. law. Neither the Company nor any of the Company Subsidiaries is a party to any cost-sharing agreement or similar arrangement which is not a “qualified cost sharing arrangement” within the mean of Treasury Regulations Section 1.482-7. All intercompany payments have been calculated in accordance with Treasury Regulations Section 1.482-7. The Company and each of the Company Subsidiaries has maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.
4.12    Environmental Matters. To the Company’s Knowledge: (a) the Company and each Company Subsidiary is and has been in compliance with all Environmental Laws; (b) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any Company Subsidiary; (c) there have been no Hazardous Substances generated by the Company or any Company Subsidiary that have been disposed of, or come to rest at, any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States; (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned, leased or otherwise used by the Company or any Company Subsidiary, except for the storage of hazardous waste in compliance with Environmental Laws; and (e) the Company has made available to Parent true, complete and correct copies of all material environmental records, reports, notifications, certificates of need, Permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments in the possession of the Company, any Company Subsidiary or any of their representatives or advisors.
4.13    Material Contracts. All of the following Contracts to which the Company or any Company Subsidiary is a party or by which any of them or their respective assets or properties are bound are set forth in Section 4.13 of the Disclosure Schedule by reference to the applicable subsection below:
(a)    any Contract or series of related Contracts with the same counterparty or its affiliates which requires aggregate future expenditures by the Company or any Company Subsidiary in excess of $100,000 or any Contract that is otherwise material to the business of the Company or the Company Subsidiaries;
(b)    any Contract for the sale of any product or other personal property for a sale price in excess of $150,000;
(c)    any distributor, reseller manufacturer’s representative, sales representative or similar Contract under which the Company or a Company Subsidiary does not have the right to terminate without penalty on less than thirty (30) days’ notice;
(d)    any Contract with any current or former stockholder or current employee, officer or director of the Company or a Company Subsidiary, or any “affiliate” or “associate” of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), or (with respect to such Persons that are natural persons) any member of his or her immediate family (any of the foregoing, a “Related Party”) (other than with respect to current employees, officers or directors as to the advancement of business expenses in accordance with the Company’s or any Company Subsidiary’s policies and in the ordinary course of business consistent with past practices);
(e)    any Contract under which the Company or a Company Subsidiary is restricted from carrying on any business or other services or competing with any Person anywhere in the world, or restricted from soliciting or hiring any person with respect to employment, or which would so restrict the Surviving Corporation, Parent or any successor in interest thereof after the Closing Date;
(f)    any loan agreement, indenture, note, bond, debenture or any other Contract evidencing Indebtedness or a Lien to any Person or any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the Liabilities of any other Person;
(g)    any Contract for the disposition of any of the Company’s or a Company Subsidiary’s assets or business (whether by merger, sale of stock, sale of assets or otherwise);
(h)    any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);
(i)    any Contract concerning a partnership, joint venture, joint development or other similar arrangement with one or more Persons;
(j)    any Contract under which the Company or any Company Subsidiary has agreed not to bring legal action against any third party for any reason;
(k)    any Contract that grants rights or licenses with respect to Company Intellectual Property other than pursuant to the Company’s standard form EULA or partner agreement;
(l)    any other Contract (or group of Contracts with the same counterparty) which contains any “most favored nation” or similar provision (including the provision of exclusive, first or concurrent access to certain product features) or grants any Person exclusive rights in connection with any product or technology of the Company or any Company Subsidiary;
(m)    any Contract with any of the entities listed on Exhibit F with an annual value of $120,000 or more; or
(n)    any other Contract to the extent not otherwise disclosed in the Disclosure Schedule that is material to the Company or the Company Subsidiaries.
Each Contract disclosed in the Disclosure Schedule or required to be disclosed pursuant to this Section 4.13, and each other Contract related to the Intellectual Property of the Company is a valid and binding agreement of the Company or a Company Subsidiary and is in full force and effect in accordance with its terms, and neither the Company or a Company Subsidiary nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any of the foregoing Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the transactions contemplated by this Agreement give rise to any such default or breach. To the Company’s Knowledge, no party to any of the foregoing Contracts has exercised any termination rights with respect thereto, and no party has given notice of any significant dispute with respect to any of the foregoing Contracts. True, complete and correct copies of each of the foregoing written Contracts and true, complete and correct written descriptions of all oral Contracts described in this paragraph have been made available to Parent.

4.14    Certain Relationships and Related Transactions. Except as provided in Section 4.14 of the Disclosure Schedule and Permitted Indebtedness, no Related Party is indebted to the Company or any Company Subsidiary. No Related Party owns any asset used in, or necessary to, the business of the Company and the Company Subsidiaries. Except as described in Section 4.14 of the Disclosure Schedule, there is no transaction involving the Company or any Company Subsidiary of the nature described in Item 404 of Regulation S-K under the Securities Act. No Related Party owns any direct or indirect interest in, or controls or is a director, officer, employee or partner of, or consultant to, a competitor of the Company or any Company Subsidiary.
4.15    Intellectual Property.
(a)    Section 4.15(a) of the Disclosure Schedule sets forth true, complete and correct lists of the following Intellectual Property, both United States and foreign, that is owned by the Company or any of the Company Subsidiaries as of the date of this Agreement, along with the record owner of each such item of Intellectual Property, the jurisdiction in which each such item of Intellectual Property has been registered or filed and the applicable registration, application or serial number or similar identifier:
(i)    all patents and pending patent applications;
(ii)    all trademark registrations, Internet domain name registrations, pending trademark applications and material unregistered trademarks; and
(iii)    all copyright registrations and pending copyright applications.
For purposes of this Agreement, the “Company’s Registered Intellectual Property” shall mean the above categories (i), (ii) and (iii), collectively (excluding material unregistered trademarks).
(b)    All of the Company’s Registered Intellectual Property is owned solely by the Company or a Company Subsidiary.
(c)    All of the Company’s Registered Intellectual Property is subsisting, in full force and effect (except with respect to applications), and has not expired or been cancelled or abandoned, and is, to the Company’s Knowledge, valid. All necessary documents and certificates in connection with the Company’s Registered Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining the Company’s Registered Intellectual Property.
(d)    The Company and each of the Company Subsidiaries owns, or has valid rights to use, all of the Intellectual Property used or held for use in its respective business, as currently conducted, including without limitation, current development and the design, reproduction, manufacture, branding, marketing, use, distribution, import, licensing, provision, offer for sale and sale of any Proprietary Product.

(e)    To the Company’s Knowledge, the conduct of the business of the Company and each of the Company Subsidiaries as currently conducted, including without limitation the design, development, reproduction, manufacture, branding, marketing, use, distribution, importation, licensing, provision, offer for sale and sale of Proprietary Products, does not infringe upon, dilute or misappropriate (and, when conducted by the Surviving Corporation or Parent following the Closing in substantially the same manner, will not infringe, upon, dilute or misappropriate) any Intellectual Property or other proprietary right owned by any Person, otherwise violate any right of any Persons (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction.
(f)    Except for official Actions of any Patent or Trademark Office in prosecution of patent or trademark applications, there is no pending or, to the Company’s Knowledge, threatened (and at no time within the three years prior to the date of this Agreement has there been pending any) Action in any jurisdiction (i) challenging the use, ownership, validity, enforceability or registerability of any Intellectual Property owned by the Company or any of the Company Subsidiaries or held for use in the business of the Company or the Company Subsidiaries or (ii) alleging that the activities or the conduct of the Company’s or a Company Subsidiary’s business dilutes, misappropriates, infringes, violates or constitutes the unauthorized use of, or will dilute, misappropriate, infringe upon, violate or constitute the unauthorized use of the Intellectual Property of any Person (nor does the Company have Knowledge of any basis therefor). Neither the Company nor any Company Subsidiary is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any Action which (A) permits third parties to use any of the Intellectual Property owned by the Company or any of the Company Subsidiaries or used or held for use in the business of the Company or any of the Company Subsidiaries, (B) restricts the Company’s or any Company Subsidiary’s rights to use any Intellectual Property, (C) restricts the Company’s or any Company Subsidiary’s business in order to accommodate any other Person’s Intellectual Property or (D) requires any future payment by the Company or any of the Company Subsidiaries to any Person.
(g)    To the Company’s Knowledge, no Person is misappropriating, infringing, diluting or violating any Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary (“Company Intellectual Property”), and no Action has been brought against any Person by the Company or any Company Subsidiary alleging misappropriation, infringement, dilution or violation of any Intellectual Property or other proprietary right.
(h)    Each of the Company’s and each Company Subsidiary’s employees have executed the form of confidentiality and nondisclosure agreement, attached as Section 4.15(h) of the Disclosure Schedule. Other than under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, there has been no disclosure to any Person of material confidential information or trade secrets of the Company or any of the Company Subsidiaries related to any confidential information owned by a Person to whom the Company or any of the Company Subsidiaries has a confidentiality obligation. All employees of the Company or any of the Company Subsidiaries who have made material contributions to the development of any Company Intellectual Property or Proprietary Product (including without limitation all employees who have designed, written, tested or worked on any software code contained in any Company Intellectual Property) have signed the form of Proprietary Information and Inventions Agreement, attached as Section 4.15(h) of the Disclosure Schedule. All consultants and independent contractors of the Company or any of the Company Subsidiaries who have made contributions to the development of any Company Intellectual Property (including without limitation all consultants and independent contractors who have designed, written, tested or worked on any software code contained in any Company Intellectual Property) or Proprietary Product have entered into a written work-made-for-hire and invention assignment agreement or have otherwise assigned to the Company or any Company Subsidiary (or a Person that previously conducted any business currently conducted by the Company and that has assigned its rights in such Company Intellectual Property to the Company or any Company Subsidiary) in writing all of their worldwide right, title and interest (other than moral rights, if any, to the extent such assignment of moral rights is not permitted under the Legal Requirements of any jurisdiction) in and to the portions of such Company Intellectual Property developed by them in the course of their work for the Company or any of the Company Subsidiaries. To the Company’s Knowledge, no employee, officer, consultant or contractor is in violation of the agreements with the Company or any Company Subsidiary. Assignments of the patents, patent applications, copyrights and copyright applications listed in Section 4.15(a) of the Disclosure Schedule to the Company have been duly executed and filed with the United States Patent and Trademark Office or Copyright Office, as applicable.
(i)    Neither the Company nor any Company Subsidiary has granted or is obligated to grant access or a license to any of its source code (including, without limitation, in any such case, any conditional right to access or under which the Company or any Company Subsidiary has established any escrow arrangement for the storage and conditional release of any of its source code). Except for software listed on Section 4.15(i) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has granted or is obligated to grant access or a license to any source code for any software (including, without limitation, in any such case, any conditional right to access or under which the Company or any Company Subsidiary has established any escrow arrangement for the storage and conditional release of any of its source code) (all listed software, “Subject Software”). Except as specifically identified on Section 4.15(i) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has granted or is obligated to grant a license to any Subject Software that permits the licensee to distribute the Subject Software (in any format, including object code or source code format) (all specifically identified Subject Software, “Specified Subject Software”). The Company has provided to Parent or its designee a copy of all Specified Subject Software. Except for those files of the Specified Subject Software listed in Section 4.15(i) of the Disclosure Schedule, no Proprietary Product includes, derives from or otherwise uses in any other manner any portion of the Specified Subject Software. Except for those files of the Specified Subject Software listed in Section 4.15(i) of the Disclosure Schedule, no third party has any rights of any nature in any Proprietary Products or any software that Company, Parent or any of Parent’s Affiliates may develop after the Closing.
(j)    Section 4.15(j) of the Disclosure Schedule accurately identifies (i) each item of Open Source Code that is contained in, distributed with, linked with or calls to, or used in the compilation or development of any Proprietary Product or from which any part of any Proprietary Product is derived, (ii) the applicable license terms for each such item of Open

Source Code, (iii) the Proprietary Product(s) to which each such item of Open Source Code relates, and (iv) a detailed description of the manner in which such Open Source Code is used, modified or distributed by the Company. Except as set forth on Section 4.15(j) of the Disclosure Schedule, none of the Proprietary Products is subject to the provisions of any Open Source Code license or other Contract, which could require or condition the use or distribution of such Proprietary Products, require the license of such Proprietary Products or any portion thereof for the purpose of making modifications or derivative works, require the distribution of such Proprietary Products or any portion thereof without charge, require or condition the disclosure, licensing or distribution of any source code or any portion of any Proprietary Product or otherwise impose a limitation, restriction or condition on the right of the Company or any Company Subsidiary to distribute a Proprietary Product or any portion thereof. Section 4.15(j) of the Disclosure Schedule accurately identifies all Free/Open Source Software License projects that Company or Company Subsidiary has or currently participates in, contributes to, created, or has signed any agreement with the Free/Open Source Software License project.
(k)    Except as otherwise provided in Section 4.15(k) of the Disclosure Schedule, other than routine inbound “click-wrap”, “shrink-wrap” and similar mass market, commercial binary code end-user licenses, neither the Company nor any Company Subsidiary has any obligation to pay any Person any future royalties or other fees for the continued use of Intellectual Property and will not have any obligation to pay such royalties or other fees arising from the consummation of the transactions contemplated by this Agreement, in either case, in excess of $5,000 individually or $10,000 in the aggregate per year.
(l)    Except as otherwise provided in Section 4.15(l) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any Contract that requires the Company or any Company Subsidiary to perform any software engineering, development, consulting, and/or integration services for a Person.
(m)    (i) Other than routine inbound “click-wrap”, “shrink wrap” and similar mass market, commercial binary code end user licenses and outbound “click wrap” and “shrink wrap” licenses, Section 4.15(m) of the Disclosure Schedule lists all Contracts to which the Company or any Company Subsidiary is a party with respect to any Intellectual Property that is material to the Company’s or any Company Subsidiary’s business, including all licenses of Intellectual Property granted to or by the Company or any of the Company Subsidiaries and all assignments of Intellectual Property to or by the Company or any of the Company Subsidiaries. For any Contract that includes a license for software that is contained in, distributed with, linked with or calls to, or used in the compilation or development of any Proprietary Product, Section 4.15(m) of the Disclosure Schedule accurately identifies the Proprietary Product(s) to which each Contract relates; (ii) neither the Company nor any of the Company Subsidiaries is in violation of any such Contract, and, to the Company’s Knowledge, no other party to any such Contract, is in breach thereof or has failed to perform thereunder, nor will the consummation by the Company of the transactions contemplated hereby result in any violation, loss or impairment of ownership by the Company or any of the Company Subsidiaries, or the right of to use, any Intellectual Property that is material to the business of the Company or any of the Company Subsidiaries as currently conducted, nor require the Consent of any Governmental Authority or any other Person with respect to any such Intellectual Property; (iii) neither the Company nor any of the Company

Subsidiaries is a party to any Contract under which any Person would have or would be entitled to receive a license or any other right to any Intellectual Property of Parent or any of Parent’s affiliates as a result of the consummation of the transactions contemplated by this Agreement nor would the consummation of such transactions result in the amendment or alteration of any such license or other right which exists on the date of this Agreement; and (iv) following the Closing Date, both Parent and the Surviving Corporation will be permitted to exercise all of the Company’s and each Company Subsidiary’s rights under such Contracts to the same extent the Company or any of the Company Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company or any of the Company Subsidiaries would otherwise be required to pay.
(n)    Section 4.15(n) of the Disclosure Schedule lists all Contracts between the Company or any of the Company Subsidiaries and any other Person wherein or whereby the Company or any of the Company Subsidiaries has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability or provide a right of rescission or similar right with respect to the infringement or misappropriation by the Company or any of the Company Subsidiaries or such other Person of the Intellectual Property of any Person other than the Company or any of the Company Subsidiaries.
(o)    The Company exclusively owns all Company Intellectual Property. All Company Intellectual Property will be fully transferable, alienable or licensable by Surviving Corporation and Parent without restriction and without payment of any kind to any third party.
(p)    Except as set forth in Section 4.15(p) of the Disclosure Schedule: no government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property or Intellectual Property purported to be owned by the Company or any of the Company Subsidiaries; and no current or former employee, consultant or independent contractor of the Company or any of the Company Subsidiaries who was involved in, or who contributed to, the creation or development of any Company Intellectual Property or Intellectual Property purported to be owned by the Company or any of the Company Subsidiaries has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of the Company Subsidiaries.
4.16    Government Funding. Neither the Company nor any Company Subsidiary has applied for or received any financial assistance from any supranational, national, local or foreign Governmental Authority.
4.17    Benefit Plans.
(a)    Each Company Plan and Employee Agreement is in writing. Section 4.17 of the Disclosure Schedule includes a true, complete and correct list of all Company Plans and Employee Agreements, and the Company has provided or made available to Parent a complete copy of each Company Plan and Employee Agreement, and all amendments thereto, as well as, if applicable, a copy of each trust or other funding arrangement, each summary plan description and summary of material modifications, and the most recent application for determination letter submitted to the IRS and the most recent determination or opinion letter received from the IRS. The Company has delivered or made available to Parent true, complete and correct copies of all Form 5500 Series annual reports for each Company Plan, together with all schedules, attachments, and related opinions, all related agreements, insurance Contracts and other agreements which implement each such Company Plan, and copies of any correspondence from or to the IRS, the Department of Labor or other Governmental Authority relating to an investigation, audit or penalty assessment with respect to any Company Plan or relating to requested relief from any Liability or penalty relating to any Company Plan.
(b)    The Company and each ERISA Affiliate is and has been in compliance in all material respects with its obligations under the terms of each Company Plan and Employee Agreement.
(c)    Each Company Plan and each funding vehicle related to such Company Plan is currently in compliance in all material respects with, and has been administered and operated in compliance in all material respects with, its terms and all applicable statutes, orders, rules and regulations, whether as a matter of substantive law or in order to maintain any intended Tax Qualification. Each Company Plan which is intended to be a “qualified plan” as described in Section 401(a) of the Code has been determined by the IRS to so qualify pursuant to a determination or prototype opinion letter, and there are no facts that could reasonably be expected to adversely affect such qualification.
(d)    Neither the Company nor its ERISA Affiliates maintain, sponsor or contribute to any single employer plan (as such term is defined in Section 4001(b) of ERISA) subject to Title IV of ERISA or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), nor have they maintained or contributed to any such plan within the six (6) year period prior to the date hereof or incurred any Liability, including, withdrawal Liability, with respect to any such plan that remains unsatisfied. No Company Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. The Company has made or will accrue prior to the Closing Date all payments and contributions (including insurance premiums) due and payable as of the Closing Date to each Company Plan as required to be made under the terms of each such Company Plan.
(e)    With respect to all Company Plans and related trusts, there are no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that have occurred which could subject the Company or any Company Subsidiary , or any Company Plan or related trust to any Tax or penalty on prohibited transactions imposed by Section 501(i) of ERISA or Section 4975 of the Code.
(f)    There are no Actions (other than routine claims for benefits by employees of the Company or the Company Subsidiaries, beneficiaries or dependents of such employees arising in the normal course of operation of a Company Plan) pending, or to the Knowledge of the Company, threatened, with respect to any Company Plan or any fiduciary or sponsor of a Company Plan with respect to their duties under such Company Plan or the assets of any trust under any such Company Plan.
(g)    The Company and each Company Subsidiary has complied in all material respects with the health care continuation requirements of Section 601, et. seq. of ERISA, Section 4980B of the Code and similar State welfare plan continuation coverage laws with respect to employees and their spouses, former spouses and dependents.
(h)    Neither the Company nor any Company Subsidiary has any obligations under any Company Plan or Employee Agreement to provide post-retirement medical benefits to any employee or any former employee of the Company or any Company Subsidiary other than statutory Liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law.
(i)    Except as set forth on Section 4.17(i) of the Disclosure Schedule, neither the negotiation or execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance, retention, bonus or other similar payment or unemployment compensation or any other payment or additional right, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, except in the case of (i) or (ii) as expressly provided in this Agreement.
(j)    Except as set forth on Section 4.17(j) of the Disclosure Schedule, no Company Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self funded, self-insured or funded through the general assets of the Company or an ERISA Affiliate. Except as set forth on Section 4.17(j) of the Disclosure Schedule, no Company Plan which is an employee welfare benefit plan under Section 3(l) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.
(k)    With respect to each Company Plan, (i) there are no restrictions on the ability of the sponsor of each Company Plan to amend or terminate any Company Plan, the Company has expressly reserved in itself the right to amend, modify or terminate any such Company Plan, or any portion of it, and has made no representations (whether orally or in writing) which would conflict with or contradict such reservation or right; and (ii) the Company has satisfied any and all bond coverage requirements of ERISA. Each Company Plan may be transferred by the Company or ERISA Affiliate to Parent.
(l)    No amounts paid or payable under a Company Plan or Employee Agreement to any “disqualified individual,” as defined in Section 280G(c) of the Code, with respect to the Company will fail to be deductible for federal income Tax purposes by virtue of Section 162(a)(1), 162(m) or 280G of the Code.
4.18    Personnel.
(a)    Section 4.18(a) of the Disclosure Schedule sets forth a list of all employees, consultants or independent contractors of the Company and the Company

Subsidiaries as of the date hereof, including, as of such date, their title, then current base salary or other compensation rate as well as any bonus paid for the calendar year ended December 31, 2011 and any accrued and unpaid bonus scheduled for or paid or agreed to be paid to them by the Company or any Company Subsidiary for any future period.
(b)    Neither the Company nor any Company Subsidiary is subject to any collective bargaining agreement or other labor union Contract and no employee of the Company or any Company Subsidiary is represented by a labor union. There has been no material labor trouble or material adverse relations with employees of the Company or any of the Company Subsidiaries. There is not pending or, to the Company’s Knowledge, threatened, any picketing, strike, labor dispute, slowdown, lockout, walkout, work stoppage or other similar event involving employees of the Company or any Company Subsidiary, and no union organizing activities are taking place or have taken place with respect to such employees.
(c)    To the Company’s Knowledge, none of the Company’s or any Company Subsidiary’s officers or senior employees or senior independent contractors intends to terminate his or her relationship with the Company for any reason, including, as a result of the transactions contemplated hereby.
4.19    Litigation. There is no (a) action, sanction, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, audit, inquiry, examination, investigation, hearing, complaint, criminal prosecution, demand or other proceeding (public or private) to, from, by or before any arbitrator, court, tribunal or other Governmental Authority (collectively, “Actions”) pending, or to the Company’s Knowledge, threatened against or affecting the Company or any Company Subsidiary, any of their properties or the Merger or the other transactions contemplated hereby, (b) governmental inquiry or investigation (but not an Action) pending or, to the Company’s Knowledge, threatened against or affecting the Company, the Company Subsidiaries or any of their properties (including, any inquiry as to the qualification of the Company or any Company Subsidiary to hold or receive any Permit) or (c) to the Company’s Knowledge, any Actions pending or threatened against any Related Party in connection with the business of the Company or the Company Subsidiaries. Neither the Company nor any Company Subsidiary has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any Liability or disadvantage with respect to its business, prospects, financial condition, operations, property or affairs. Neither the Company nor any Company Subsidiary is in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon the Company or any Company Subsidiary. There is no Action or suit by the Company or any Company Subsidiary pending or threatened against any other Person.
4.20    Compliance with Instruments; Laws.
(a)    Neither the Company nor any Company Subsidiary is, and the neither the Company nor any Company Subsidiary has been, (i) in violation of any term or provision of the Company Organizational Documents or the organizational documents of any Company Subsidiary, (ii) in violation of or default under any term or provision of any Permit, or (iii) in violation of or default under any Legal Requirement except with respect to clauses (ii) and

(iii), any such violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. To the Company’s Knowledge, no officers, directors or employees of the Company or any Company Subsidiary (in their capacity as such), is under investigation with respect to, has been threatened to be charged with, or has been given notice of, any violation of any Legal Requirement. All Permits which are required for the operation of the business of the Company or the Company Subsidiaries as currently conducted have been issued or granted to the Company or a Company Subsidiary, and all such Permits are in full force and effect except for the failure to have any such Permits which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
(b)    The Company and each of its Subsidiaries has at all times conducted its export transactions in accordance with (1) all applicable U.S. export and re-export controls, including the United States Export Administration Act of 2001, as amended, and Foreign Assets Control Regulations and (2) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:
(i)    The Company and each of its Subsidiaries has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);
(ii)    The Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals;
(iii)    There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals;
(iv)    To the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that may give rise to any future claims;
(v)    No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost; and
(vi)    Section 4.20(b) of the Disclosure Schedule contains a complete and accurate list of export control classifications applicable to the Company’s products, services, software and technologies.
(c)    None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, distributors or agents or any other Person acting on behalf of any such Person have, with respect to the business of the Company or any of its Subsidiaries, directly or indirectly, (a) taken any action that would cause it to be in violation of the U.S. Foreign Corrupt Practices Act of 1977 or the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Legal Requirement applicable to the conduct of business with Governmental Authorities (collectively, the “FCPA”), (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity or (c) made, offered or authorized any unlawful payment to any government official or employee or any political party or campaign. The Company has established sufficient internal controls and procedures to ensure compliance with the FCPA and has made available or provided all of such documentation to Parent.
4.21    Books and Records; Company Names. The minute books of the Company and the Company Subsidiaries contain true, complete and correct records of all meetings and other corporate actions of their respective stockholders and their respective boards of directors and committees thereof. The stock records of the Company and the Company Subsidiaries are correct and complete and reflect all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company and the Company Subsidiaries, respectively. The Company has furnished or made available to Parent true, complete and correct copies of (a) all minute books (containing the records of meetings of stockholders, the board of directors and any committees of the board of directors to date) of the Company and the Company Subsidiaries, (b) all stock certificate and stock record books of the Company and the Company Subsidiaries and (c) any similar records or documents of the Company and the Company Subsidiaries. Except as disclosed in Section 4.21 of the Disclosure Schedule, neither the Company nor any Company Subsidiary has any prior names, and since their respective dates of incorporation neither the Company nor any Company Subsidiary has conducted business under any name other than its respective current name.
4.22    Brokers and Finders; Existing Discussions. All negotiations relating to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person, other than Qatalyst Partners, acting on behalf of the Company, any Company Subsidiary or any of their “affiliates” or “associates” (as such terms are defined in Rule 405 of the Securities Act), the Stockholder Representative or the Company Securityholders in such manner as to give rise to any valid claim against the Company, any Company Subsidiary, Parent or Merger Sub for any investment banker, brokerage or finder’s commission, fee or similar compensation. For the avoidance of doubt, any amounts paid or payable to Qatalyst Partners in connection herewith shall be considered a Company Transaction Expense for all purposes herein. As of the date hereof, neither the Company nor any Company Subsidiary is engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any proposal to acquire the Company, any material portion of its assets or securities or any other substantially similar transaction. All Contracts with respect to material Company Transaction Expenses have been made available or provided to Parent including those with respect to Qatalyst Partners.
4.23    Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including, but not limited to, Section 203 of the DGCL, or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any shares of Company

Stock or other Company Securities, this Agreement, the Merger or any of the other transactions contemplated by this Agreement.
SECTION 5
REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company that the statements in this SECTION 5 are true, complete and correct as of the date hereof and at the Effective Time (unless the particular statement speaks expressly as of another date, in which case it is true, complete and correct as of such other date):
5.1    Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.
5.2    Authority for Agreement; No Conflict.
(a)    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and with respect to Parent, the Escrow Agreement, and each instrument required hereby or thereby to be executed and delivered by each of Parent and/or Merger Sub at the Closing, and to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and by Parent of the Escrow Agreement, and each instrument required hereby or thereby to be executed and delivered by Parent and/or Merger Sub at the Closing and the consummation by Parent and/or Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, with respect to Parent, the Escrow Agreement or to consummate the transactions so contemplated. This Agreement and the Escrow Agreement have been and each instrument required hereby or thereby to be delivered by Parent and/or Merger Sub at the Closing will be duly and validly executed and delivered by Parent and/or Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the Company and the Stockholder Representative in respect of this Agreement, and by the Escrow Agent and the Stockholder Representative in respect of the Escrow Agreement, constitutes a legal, valid and binding obligation of Parent and/or Merger Sub, as the case may be, enforceable against Parent and/or Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.
(b)    The execution and delivery of this Agreement by Parent and Merger Sub and the Escrow Agreement by Parent, and each instrument required hereby to be executed and delivered by Parent or Merger Sub at the Closing, the compliance with the provisions of this Agreement by Parent and Merger Sub and the provisions of the Escrow Agreement by Parent and the consummation by Parent or Merger Sub, as applicable, of the transactions contemplated hereby or thereby, will not (i) conflict with or violate the Articles of Organization or the Bylaws of Parent, each as amended to date and currently in effect, or the

Certificate of Incorporation or the Bylaws of Merger Sub, each as amended to date and currently in effect, or (ii) violate any Legal Requirement applicable to Parent or Merger Sub or any of their respective properties or assets.
5.3    Brokers and Finders. All negotiations relating to this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of Parent or Merger Sub or any of their respective “affiliates” or “associates” (as those terms are defined in Rule 405 under the Securities Act) in such manner as to give rise to any valid claim against the Company or any Company Stockholder for any brokerage or finder’s commission, fee or similar compensation.
5.4    Ownership and Activities of Merger Sub. Parent owns all of the issued and outstanding shares of capital stock of Merger Sub. As of the date hereof and as of the Effective Time, except for Liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated hereby or thereby, Merger Sub has not, and at the Effective Time will not have incurred, directly or indirectly, any Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any Contracts with any Person.
5.5    Resources. Parent and Merger Sub collectively have as of the date hereof, and will have at the Effective Time, access to sufficient immediately available cash resources to pay the Total Equity Consideration and any other fees and expenses related to the transactions contemplated by this Agreement.
SECTION 6
CONDUCT OF BUSINESS
6.1    Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), the Company covenants and agrees that, unless Parent shall otherwise agree in writing (which consent shall not be unreasonably withheld), the Company shall and shall cause each Company Subsidiary to, conduct its business, and the Company shall not and shall cause each Company Subsidiary to not, take any action except, in the ordinary course of business and in a manner consistent with past practices and in compliance in all material respects with all applicable Legal Requirements; and the Company shall use all reasonable efforts to preserve intact the business organization, and preserve the goodwill, of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the present relationships of the Company and the Company Subsidiaries with customers, suppliers, channel partners and other Persons with which the Company or a Company Subsidiary has significant business relations.
6.2    Required Consent. By way of amplification and not limitation of the provisions of Section 6.1, except as specifically set forth on Section 6.2 of the Disclosure Schedule, as expressly contemplated by this Agreement, the Company shall not and shall cause each Company Subsidiary to not, during the Pre-Closing Period, directly or indirectly do, or propose to do, any of the following without the prior written Consent of Parent (which consent shall not be unreasonably withheld), which consent must be requested by e-mail addressed to John Mills and Ina Dalal at millsj@vmware.com and idalal@vmware.com; provided, however, that an email response from either of John Mills or Ina Dalal consenting to a Company request will be deemed to constitute such written consent by Parent:
(a)    amend or otherwise change the Company Organizational Documents;
(b)    issue, grant, sell, dispose of, or encumber or otherwise mortgage, pledge or subject to any Lien, or authorize the issuance, grant, sale, disposition, encumbrance, mortgage or pledge of, any Company Securities or securities, or securities exchangeable for or convertible into securities, of the Company Subsidiaries (other than pursuant to the exercise of currently outstanding and exercisable Company Options or conversion of any currently outstanding Company Preferred Stock under the terms thereof);
(c)    sell, lease, license, dispose of, or encumber or otherwise mortgage, pledge or subject to any Lien (which shall include any exclusive license) any assets or properties of the Company or the Company Subsidiaries (other than for (i) sales of products in the ordinary course of business and in a manner consistent with past practices, (ii) dispositions of obsolete or worthless assets, or (iii) sales of immaterial assets not in excess of $50,000 in the aggregate);
(d)     (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of the Company Securities or securities of the Company Subsidiaries; (ii) split, combine, recapitalize or reclassify any of the Company Securities or securities of the Company Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of any of the Company Securities or securities of the Company Subsidiaries (including securities convertible into, or exercisable or exchangeable for, equity securities of the Company Subsidiaries); (iii) amend the terms or change the period of exercisability of any Company Securities or the securities of the Company Subsidiaries (including securities convertible into, or exercisable or exchangeable for, equity securities of the Company Subsidiaries); (iv) accelerate the vesting of any Unvested Option; (v) purchase, repurchase, redeem or otherwise acquire any of the Company Securities or securities of the Company Subsidiaries (including securities convertible into, or exercisable or exchangeable for, equity securities of the Company Subsidiaries); or (vi) propose to do any of the foregoing (other than pursuant to the exercise of currently outstanding Company Options under the terms thereof);
(e)    (i) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or business thereof or any material portion of the assets thereof; (ii) incur, assume or guarantee any Indebtedness or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (other than (x) as permitted pursuant to subsection (q) of this Section 6.2 or (y) for Indebtedness for borrowed money incurred following the date that is four-months after the date hereof and owed to one or more holders of Company Stock or to any nationally recognized bank the proceeds of which are solely used to fund working capital needs during the Pre-Closing Period; provided, that, if any such Indebtedness is convertible into, exchangeable for or otherwise includes any right to acquire any equity interest in the Company or any Company Subsidiary, such Indebtedness shall, by its terms, as of the Closing, no longer be convertible into, exchangeable for or otherwise include any right to acquire any equity interest in the Company or any Company Subsidiary (any such Indebtedness described in this clause (y), “Permitted Indebtedness”); (iii) make any capital contributions to or investments in any other Person; (iv) enter into, amend or waive any material right under any Contract, or enter into, renew, amend or terminate any real property lease, or open or close any facility; (v) adopt or implement any shareholder rights plan; (vi) make or commit to make any capital expenditures or purchase of fixed assets which are, individually, in excess of $100,000 and, in the aggregate, in excess of $200,000; or (vii) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company or any Company Subsidiary, other than, following three (3) months after the date of this Agreement, with respect to subsections (vi) and (vii) to the extent in the Company’s ordinary course of business consistent with past practices;
(f)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger) or any Company Subsidiary or make any material reductions in force;
(g)    take any action to change accounting or Tax reporting policies or procedures (including, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by changes in GAAP occurring after the date hereof or, except as so required by GAAP, change any assumption underlying, or method of calculating, any bad debt contingency or other reserve;
(h)    file any income Tax Return, make, revoke or change any Tax election inconsistent with past practices or settle or compromise any federal, state, local or foreign Tax Liability, Lien, assessment, refund, offset or Audit; agree to an extension of a statute of limitations in connection with any Action related to Taxes; fail to file any income or other Tax Return when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all respects; fail to pay any amount of Taxes when due; file any amended Tax Returns; enter into any closing agreement affecting any Tax Liability or refund; or take, or cause or permit any other Person to take, any action which could increase Parent’s or the Surviving Corporation’s (or any of their Affiliates’) Liability for Taxes, or result in, or change the character of, any income or gain (including any subpart F income) that Parent or the Surviving Corporation (or any of their Affiliates) must report on any Tax Return;
(i)    pay, discharge or satisfy any Liabilities or Liens (other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practices of Liabilities reflected or reserved against in the Financial Statements or incurred since December 31, 2011 in the ordinary course of business consistent with past practices or in connection with this Agreement and the transaction contemplated hereby or thereby);
(j)    fail to pay accounts payable and other Liabilities in the ordinary course of business consistent with past practices;

(k)    modify the payment terms or payment schedule of any receivables, other than in the ordinary course of business consistent with past practices, or accelerate the collection of receivables or sell, securitize, factor or otherwise transfer any accounts receivable;
(l)    disclose any trade secrets to any Person other than representatives of Parent, or transfer to any Person any rights to any Intellectual Property owned by the Company or any Company Subsidiary, other than licenses in the ordinary course of business consistent with past practices;
(m)    enter into any operating lease with annual payments in excess of $100,000;
(n)    commence an Action (other than (i) for the routine collection of bills, or (ii) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such Action);
(o)    settle or compromise any pending or threatened Action that (i) would involve the payment of an amount greater than $50,000, (ii) involves or results in any restriction on the business or operation of the Company or any Company Subsidiary or (iii) includes any admission of fault or wrongdoing by the Company or any Company Subsidiary;
(p)    enter into any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any Liability to any labor organization with respect to the Company or any Company Subsidiary;
(q)    (i) increase the compensation payable or to become payable to any of its directors, officers, consultants or employees; (ii) make any loan, advance or capital contribution to, or grant any bonus, severance or termination pay to, or terminate, enter into or amend any employment, severance or similar Contract with any of its directors, officers or other employees, other than any advance of business expenses incurred in the ordinary course of business consistent with past practices and any applicable policy of the Company; (iii) establish, adopt, enter into, amend, terminate or otherwise change the coverage or benefits available under, any Company Plan or Employee Agreement, other than as specifically provided by this Agreement or as required by applicable Legal Requirements; or (iv) change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, other than, in each case, as may be required by applicable Legal Requirements or commitments under Contracts which are existing as of the date hereof and listed in Section 6.2(q) of the Disclosure Schedule;
(r)    hire any employees (other than non-officer employees hired in the ordinary course of business consistent with past practices whose salary including bonus is less than $150,000) or hire, elect or appoint any officers or elect any directors, other than with respect to any director vacancy in accordance with the Company Organizational Documents or a Company Subsidiary’s governing documents, as applicable;

(s)    enter into any transaction or enter into, modify or renew any Contract which by reason of its size, nature or otherwise is not in the ordinary course of business consistent with past practices or which would be required to be disclosed under subsections (c), (d), (e), (g), (h), (i), (j) or (l) of Section 4.13 of the Disclosure Schedule;
(t)    other than in the ordinary course of business consistent with past practice following three (3) months from the date of this Agreement, enter into any Contract with a customer that is not pursuant to the Company’s standard form EULA without modification or with a partner that is not pursuant to the Company’s standard form partner agreement;
(u)    terminate, amend, restate, supplement or waive any rights under any (i) Contract disclosed in Section 4.13 of the Disclosure Schedule or license with respect to Intellectual Property (other than in the ordinary course of business consistent with past practices), or (ii) Permit held by the Company or any Company Subsidiary;
(v)    forgive or cancel any Liens, or terminate or waive any right of substantial value;
(w)    knowingly take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;
(x)    (i) take any action that would make any of the representations or warranties of the Company or any Company Subsidiary contained in this Agreement untrue or incorrect such that the condition in Section 9.1(a) would not be satisfied or otherwise prevent the Company or any Company Subsidiary from performing, or cause the Company or any Company Subsidiary not to perform, its covenants hereunder such that the condition set forth in Section 9.1(b) would not be satisfied or (ii) knowingly omit to take any action necessary to prevent any such representation or warranty from being untrue or incorrect such that the condition in Section 9.1(a) would not be satisfied or otherwise prevent the Company or any Company Subsidiary from performing, or cause the Company or any Company Subsidiary not to perform, its covenants hereunder such that the condition set forth in Section 9.1(b) would not be satisfied;
(y)    enter into any partnership, joint venture, joint development or other similar arrangement with one or more Persons;
(z)    enter into any written Contract for the development of Intellectual Property that will be jointly owned; or
(aa)    take, or agree in writing or otherwise to take, any of the actions described in Sections 6.2(a) through 6.2(z) above.

SECTION 7
ADDITIONAL AGREEMENTS
7.1    Information Statement.
(a)    Immediately following the execution of this Agreement by the Company, the Company shall duly take all lawful action to obtain the Requisite Stockholder Approval. Immediately following the receipt of the Requisite Stockholder Approval, the Company shall deliver evidence of such approval to Parent.
(b)    As expeditiously as possible following the date hereof, the Company shall (i) complete the preparation of an information statement accurately describing this Agreement, the Merger and the provisions of Section 262 of the DGCL (the “Information Statement”), (ii) provide Parent a reasonable opportunity to review and comment on the Information Statement and (iii) thereafter deliver the Information Statement to those Company Stockholders that did not execute the Stockholder Written Consent for the purpose of informing them of the approval of the Merger, the adoption of this Agreement in accordance with Section 228 of the DGCL and their rights under Section 262 of the DGCL and seeking their consent. The information furnished in any document mailed, delivered or otherwise furnished to the Company Stockholders in connection with the solicitation or their consent to, and adoption of, this Agreement and the approval of the principal terms of the Merger, including the statements in the Information Statement, will not contain, at or prior to the Effective Time, any untrue statement of a material fact and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(c)    Prior to the Effective Time, the Company shall notify the holders of Company Stock and Company Options of the Transaction contemplated hereby, to the extent required by the terms and conditions of this Agreement, the Company Organizational Documents, the Company Plans, any Legal Requirement (including the DGCL) or other agreements or instruments governing such securities and as contemplated herein.
7.2    Confidentiality; Access to Information.
(a)    Confidentiality. The Company and the Stockholder Representative and each Company Securityholder that has executed and delivered the Stockholder Written Consent or a Company Stockholder Letter of Transmittal (collectively, the “Consenting Securityholders”), and its legal, financial, accounting and other representatives, will (a) treat and hold any Confidential Information as confidential, and (b) refrain from disclosing any Confidential Information to any third party (other than their legal, financial, accounting or other representatives that have a need to know), provided, however that a Company Stockholder that is a venture capital fund may make disclosures to its partners or members, subject to a duty of confidentiality, so long as such disclosure is limited to the results of such stockholder’s or member’s investment in the Company and such other information as is required to be disclosed to such stockholder or member pursuant to its partnership agreement, limited liability company agreement or comparable organizational agreement. In the event that the Company is requested or required pursuant to oral or written question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, the Company will notify Parent promptly of the request or requirement so that Parent may seek an appropriate protective order or waive compliance with the provisions of this Section 7.2(a). If, in the absence of a protective order or the receipt of a waiver hereunder, the Company is legally required to disclose any Confidential Information, the Company may disclose the Confidential Information to the extent so required (but only to the extent so required); provided, however, that the Company shall permit, to the maximum extent possible, Parent to seek, prior to any such disclosure, an order or other assurance that confidential treatment will be accorded to the Confidential Information required to be disclosed. The Company will cooperate with Parent in seeking such treatment. The provisions of this Section 7.2(a) shall survive termination of this Agreement for any reason. Notwithstanding the foregoing, the Company may include reference to the existence of this Agreement and the transactions contemplated herein (but without disclosure of the terms of the transactions contemplated hereunder including the amount of the Total Equity Consideration and the Per Share Consideration) in any request for any third party consent necessary for the consummation of the transactions contemplated under this Agreement, provided that the text of such reference shall be approved in advance by Parent. Notwithstanding anything in this Agreement or in the Confidentiality Agreement to the contrary, following Closing, the Stockholder Representative shall be permitted to: (i) following the public announcement of the Merger, publicly announce that it has been engaged to serve as the Stockholder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein; and (ii) disclose information as required by any applicable Legal Requirement or to employees, advisors or consultants of the Stockholder Representative and to the Indemnifying Holders, in each case who have a need to know such information, provided that such persons either (x) agree to observe the terms of this Section 7.2(a) or (y) are bound by obligations of confidentiality to the Stockholder Representative of at least as high a standard as those imposed on the Stockholder Representative under this Section 7.2(a).
(b)    Access to Information. The Company will afford Parent and Parent’s Representatives reasonable access during normal business hours to its premises, properties, books, records, financial, tax and accounting records (including, the work papers of the Company’s independent accountants), Contracts, personnel, counsel, financial advisors and auditors during the Pre-Closing Period to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that in its good faith judgment (after consultation with outside legal counsel) any applicable Legal Requirement requires the Company to restrict or prohibit access to any such properties or information. In addition, any information obtained from the Company or by Parent pursuant to the access contemplated by this Section 7.2(b) shall constitute “Confidential Information” under the Confidentiality Agreement.
7.3    Public Disclosure. No press release or any public disclosure, either written or oral, of the transactions contemplated hereby or negotiations related thereto shall be made by the Company, any Company Securityholder, the Stockholder Representative or any of the Company’s Representatives, without the express prior written consent of Parent. Parent will consult with the Company prior to issuing any press release or making any public disclosure related to the transactions contemplated hereby.
7.4    Stockholder Representative. Unless otherwise required by applicable Legal Requirements, the Stockholder Representative agrees that it (and its legal, financial, accounting and other representatives) shall hold in confidence all non-public information acquired in accordance with Section 7.2(a) of this Agreement.
7.5    Regulatory Filings; Exchange of Information; Notification; Reasonable Best Efforts.
(a)    Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all applicable Legal Requirements, and as soon as reasonably practicable after the date hereof, each of Parent, Merger Sub and the Company shall obtain or make all Consents with any Governmental Authority in connection with the Merger and the transactions contemplated hereby, including: (i) the filing of Notification and Report Forms with the FTC and DOJ as required by the HSR Act as soon as practicable after the date hereof; (ii) the making of any filings under any applicable Foreign Merger Laws as soon as practicable after the date hereof; and (iii) the making of any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other applicable Legal Requirement relating to the Merger. Each of Parent, Merger Sub and the Company will cause all documents that it is responsible for filing with any Governmental Authority under this Section 7.5(a) to comply in all material respects with all applicable Legal Requirements.
(b)    Exchange of Information. Parent, Merger Sub and the Company each shall (and shall cause each of their respective Affiliates to) promptly supply the other with any information that may be required in order to effectuate or obtain any filings or other actions pursuant to Section 7.5(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each of Parent, Merger Sub and the Company shall (and shall cause each of their respective Affiliates to) (i) consult with the others prior to taking a position with respect to any such filing or other actions, (ii) to the extent reasonably required to permit appropriate coordination of efforts, permit the others to review and discuss in advance, and consider in good faith the views of the others in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Authority in connection with this Agreement or the transactions contemplated hereby, (iii) coordinate with the others in preparing and exchanging such information, (iv) promptly provide the others (and their counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby and (v) promptly provide the others (and their counsel) with advance notice of, and an opportunity to attend (to the extent permitted by the applicable Governmental Authority), any meeting with any Governmental Authority in connection with this

Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust or competition clearances, subject to Parent’s obligations to exchange of information with the Company pursuant to this Section 7.5(b) and Section 7.5(c).
(c)    Notification. Each of Parent, Merger Sub and the Company will notify the others promptly upon the receipt of: (i) any comments from any Governmental Authority in connection with any filings or other actions made pursuant hereto and (ii) any request by any Governmental Authority for amendments or supplements to any filings or other actions made pursuant to, or for information provided to comply in all material respects with any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or other action made pursuant to Section 7.5(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.
(d)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using all reasonable best efforts to (i) cause the conditions precedent set forth in SECTION 8, SECTION 9 and SECTION 10 to be satisfied; (ii) avoid any Action by any Governmental Authority; (iii) obtain all Consents or waivers from third parties, including all applicable Consents under the Contracts (provided, that the parties will discuss in good faith procedures to pursue third party Consents with respect to the Merger, it being understood that the Company shall not make, or offer to make, any payment or other commitment in connection with obtaining any such Consent without the prior written Consent of Parent, which Consent shall not be unreasonably withheld); (iv) defend any Actions challenging this Agreement or the consummation of the transactions contemplated hereby unless Parent determines, in its reasonable discretion, after consultation with its counsel, that litigation is not in its best interest; and (v) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with, and without limiting the foregoing, the Company and the Company Board shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated hereby, use all reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of any such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any of its Subsidiaries to take, or agree to take, any Action of Divestiture.

7.6    Advise of Changes. During the Pre-Closing Period, Parent and the Company shall promptly advise the other party in writing to the extent it has knowledge of (a) any event or circumstance that would reasonably be expected to result in any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) in this Agreement becoming untrue or inaccurate in any material respect, (b) any event or circumstance that would reasonably be expected to result in the failure by it (and, in the case of Parent, by Merger Sub) to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Time, (c) any Material Adverse Effect or (d) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Section of the Disclosure Schedule, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties or the Indemnifying Holders under this Agreement.
7.7    Cooperation. Subject to compliance with applicable Legal Requirements, from the date hereof until the Effective Time, the Company shall confer periodically with one or more representatives of Parent to report on operational matters that are material and the general status of ongoing operations, in each case with respect to the Company and the Company Subsidiaries. For the avoidance of doubt, the Company shall continue to operate its business and make business decisions independently of Parent until the Effective Time.
7.8    Company Plans.
(a)    To the extent direct to do so in writing by Parent prior to the Closing, the Company shall take all actions necessary and appropriate to terminate the Company Plans referred to in Section 7.8 of the Disclosure Schedule contingent upon and effective as of immediately prior to the Closing, including sending appropriate notices to the Company’s employees and the taking of all actions by the Company Board to effectuate the termination of the Company’s 401(k) plan, such termination to be effective immediately prior to the Closing; provided that Company shall provide Parent for its review and comment advance copies of communications with the Company’s employees relating to such termination.
(b)    Prior to the Closing, the Company shall take all actions to (i) deliver to Parent its calculation of Potential 280G Benefits and (ii) obtain the waiver of such Potential 280G Benefits and requisite approval, as described in Section 280G(b)(5) of the Code and Regulations §1.280G-1 thereunder, with respect to the reinstatement of such Potential 280G Benefits if such payments or benefits could reasonably be expected to result in the imposition of any excise tax imposed under Section 4999 of the Code pursuant to documents substantially in the form attached as Exhibit I; provided, that the Company shall provide Parent for its review and comment advance copies of its calculations and communications by which it intends to seek such waiver and requisite approval.
7.9    Termination of Certain Agreements. On or prior to the Closing Date, the Company shall, and shall cause each Company Subsidiary to, (a) terminate all Contracts with any Related Parties (the “Related Party Agreements”) (other than (i) those Contracts set forth on Section 7.9 of the Disclosure Schedule, (ii) employment related Contracts and (iii) Contracts the continuation of which Parent has approved in writing) and (b) deliver releases executed by such Persons with whom the Company or a Company Subsidiary has terminated such Contracts pursuant to this Section 7.9 providing that such Related Party Agreement has been terminated and is of no further force and effect and no further payments are due, or may become due, and neither the Surviving Corporation or Parent has any further Liability, under or in respect of any such terminated Contracts.
7.10    No-Shop.
(a)    The Company shall not, and shall not permit any of its Representatives to, directly or indirectly, (i) discuss, negotiate, undertake, initiate, authorize, recommend, propose, enter into or knowingly encourage, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving an Acquisition Proposal, other than the transactions contemplated by this Agreement, (ii) facilitate, solicit, initiate or knowingly encourage discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or any Company Subsidiary in connection with an Acquisition Proposal, or (iv) otherwise consent to, or cooperate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other Person to do or seek any of the foregoing.
(b)    The Company shall notify Parent orally and in writing promptly (but in no event later than twenty-four (24) hours) after receipt by the Company, or any of its Representatives of any Acquisition Proposal from any Person, other than Parent, or any request for non-public information relating to the Company or any Company Subsidiary or for access to the properties, books or records of the Company or any Company Subsidiary by any Person, other than Parent. Any such notice of an Acquisition Proposal shall include the name of the proposed purchaser, the dollar amount, if any, of the purchase price of the Acquisition Proposal, its composition (i.e., cash, securities, etc.), any material contingencies (e.g., earn-out or other conditions) and any other material terms and provisions thereof.
(c)    The Company shall (and shall cause its Representatives to), immediately cease any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any Acquisition Proposal. The Company or any Company Subsidiary shall not release any third party from the confidentiality and standstill provisions of any agreement to which the Company or any Company Subsidiary is a party.
7.11    Takeover Laws. The Company and its board of directors shall (a) use all reasonable efforts to ensure that no state takeover law or similar Legal Requirement is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any state takeover law or similar Legal Requirement becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to negate the effect of such Legal Requirement on this Agreement, the Merger and the other transactions contemplated hereby.
7.12    Tax Matters.
(a)    All Tax sharing, allocation, indemnity or similar agreements with respect to or involving the Company or its Subsidiaries will be terminated as of the Closing Date.
(b)    Any power of attorney with respect to Taxes or Tax Returns of the Company will be terminated as of the Closing Date.
7.13    Unaudited Financial Statements. The Company will cause to be prepared and delivered to Parent, five (5) Business Days before the Closing, (a) a good faith estimate of the Company’s balance sheet as of the Closing Date, without giving effect to the transactions contemplated by this Agreement occurring on the Closing Date, and (b) the Company’s unaudited balance sheet as of, and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the fiscal year to, the last day of the month immediately preceding the fifth (5th) day before the Closing Date.
7.14    Audited Financial Statements. The Company will deliver to Parent the final audited consolidated balance sheet of the Company as of December 31, 2011 and the related statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the fiscal years then ended, including the notes thereto prior to the Closing Date.
SECTION 8
CONDITIONS PRECEDENT TO THE OBLIGATIONS
OF EACH PARTY TO EFFECT THE MERGER
The respective obligations of each party to this Agreement to consummate the Merger and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
8.1    Stockholder Approvals. The Requisite Stockholder Approval shall not have been rescinded, revoked or changed.
8.2    No Order. No temporary restraining order, preliminary or permanent injunction or other order or judgment preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction and remain in effect.
8.3    Antitrust Approvals. The waiting period applicable to the consummation of the Merger (and any extension thereof) under the HSR Act and the Foreign Merger Laws of the countries set forth on Section 8.3 of the Disclosure Schedule, shall have expired or terminated early and any and all approvals under Foreign Merger Laws of the countries set forth on Section 8.3 of the Disclosure Schedule shall have been obtained and shall be in full force and effect.

SECTION 9
ADDITIONAL CONDITIONS PRECEDENT TO THE
OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to consummate the Merger and effect the other transactions contemplated hereby shall be subject to satisfaction or, to the extent permitted by applicable Legal Requirements, waiver by Parent at or prior to the Closing Date of each of the following conditions:
9.1    Representations, Warranties and Covenants.
(a)     (i) (A) Each of the representations and warranties of the Company in Sections 4.1(a), 4.3 and 4.5 (together with Section 4.2, the “Fundamental Representations”) of this Agreement shall be true, complete and correct in all respects as of the date of this Agreement and at the Effective Time as though such representations or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date (B) the representations and warranties of the Company in Section 4.2 (Capitalization) shall be true, complete and correct in all respects as of the date of this Agreement and at the Effective Time as though such representations or warranties had been made at the Effective Time, provided, that such representations or warranties shall not be deemed incorrect solely due to the fact that any representation or warranty as to a number of securities outstanding set forth therein differs from the actual number by no more than one percent (1%), and (ii) each of the other representations and warranties of the Company in this Agreement shall be true, complete and correct in all respects as of the date of this Agreement and at the Effective Time as though such representation or warranty had been made at the Effective Time (except that (x) those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date and (y) in the event the End Date is extended to the Third End Date, the representations and warranties in Section 4.19 shall have been true, complete and correct as of the date of this Agreement and as of the Second End Date); provided, however, that the condition set forth in this Section 9.1(a)(ii) shall be deemed satisfied unless the aggregate effect of all such failures of such representations and warranties to be true, complete and correct (for purposes of this proviso, determining the truth, completeness or correctness of such representations and warranties without giving effect to any qualifications with respect to materiality or Material Adverse Effect included therein), taken together, has not had and would not have Material Adverse Effect; and provided, further, that, nothing contained in this Section 9.1(a) or elsewhere herein shall affect a Parent Indemnified Party’s right to indemnification pursuant to SECTION 15 if the Closing occurs.
(b)    The Company and the Stockholder Representative shall have performed and complied individually and in the aggregate in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.
9.2    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect; provided, however, that between the Second End

Date and the Third End Date any breaches of the representations and warranties in Section 4.19 shall not be considered in determining if a Material Adverse Effect has occurred.
9.3    Litigation and Legal Requirements. There shall be no action pending against Parent, the Company or any of their respective affiliates by any Governmental Authority or any Legal Requirement enacted or deemed applicable (a) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Merger or the other transactions contemplated hereby or seeking material damages with respect thereto, (b) that would result in the Merger or any of the other transactions contemplated hereby being rescinded following consummation, (c) seeking to require an Action of Divestiture or (d) that otherwise would, individually or in the aggregate, have a Material Adverse Effect.
9.4    Employee Matters and Non-competition Agreements. (i) The Offer Letters with each of the persons listed on Section 9.4(a) of the Disclosure Schedule shall remain in full force and effect as of the Effective Time (other than as a result of any termination thereof by Parent); provided, however, if the Effective Time is after the Second End Date then the Offer Letters with no less than three (3) of the persons listed on Section 9.4(a) of the Disclosure Schedule and including each of the persons listed on Section 9.4(b) of the Disclosure Schedule shall remain in full force and effect as of the Effective Time (other than as a result of any termination thereof by Parent), and (ii) all persons who have signed such Offer Letters, shall be able to, and shall not have indicated to Parent, the Company or any of their Representatives an unwillingness, to perform in accordance with such Offer Letters. In the event the Effective Time occurs prior to the Second End Date, no less than eight (8) of the persons listed on Section 9.4(c) of the Disclosure Schedule shall have executed offer letters with Parent or one of its Subsidiaries and such offer letters shall remain in full force and effect as of the Effective Time (other than as a result of any termination thereof by Parent); provided, however that in the event the Effective Time occurs after to the Second End Date, no less than seven (7) of the persons listed on Section 9.4(c)of the Disclosure Schedule shall have executed offer letters with Parent or one of its Subsidiaries and such offer letters shall remain in full force and effect as of the Effective Time (other than as a result of any termination thereof by Parent). No less than 75% of the employees of the Company engaged in research and development, as of the date hereof or as of immediately prior to the Closing (excluding from such calculation any of the persons who have signed any of the offer letters referred to above in this Section 9.4 and those identified by Parent as a person whom Parent does not expect to employ after the Closing), shall have (i) in the event Parent has extended such employee an offer letter containing a reasonable compensation package, executed an offer letter with Parent or (ii) if Parent has not extended such employee an offer letter containing a reasonable compensation package, not terminated their employment with the Company or a Company Subsidiary; provided, however, in the event the Effective Time is after the Second End Date, this sentence shall be read to replace 75% with 60%. As of the Closing Date, all of the Non-competition Agreements executed and delivered concurrently with the execution of this Agreement will be in full force and effect (subject to any applicable Legal Requirements and other than as a result of any termination thereof by Parent).
9.5    Conversion of Preferred Stock. Each issued and outstanding share of Company Preferred Stock will have been converted into Company Common Stock pursuant to the Stockholder Written Consents.

9.6    Company Restricted Stock Units. The Company shall have issued Company Restricted Stock Units in satisfaction of anticipated grants of Company Options as set forth in Section 3.3(g).
9.7    Deliveries. Parent shall have received the items listed in Section 11.1.
SECTION 10
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY
The obligations of the Company to consummate the Merger and effect the transactions contemplated hereby are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, wavier by the Company at or prior to the Closing Date of the following conditions:
10.1    Representations, Warranties and Covenants.
(a)    Each of the representations and warranties of Parent and Merger Sub in this Agreement shall be true, complete and correct in all material respects, in each case, at the Effective Time as though such representation or warranty had been made at the Effective Time (except that those representations and warranties which address matters only as of a particular date shall remain true, complete and correct as of such date), and
(b)    Parent and Merger Sub shall have performed and complied individually or in the aggregate in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by them as of the Effective Time.
10.2    Deliveries. The Company shall have received the items listed in Section 11.2.
10.3    Parent Restricted Stock Units. Parent and/or its Subsidiaries shall have issued offer letters to current employees of the Company and/or Company Subsidiaries which remain in full force and effect as of the Effective Time, and which provide for the grant to such employees of restricted stock unit awards covering Parent Class A Common Stock valued at an aggregate of not less than the amount listed on Section 10.3 of the Disclosure Schedule pursuant to a retention plan established by the Board of Directors of Parent in accordance with the terms of the agreement between Parent and the Company of even date herewith listed on Section 10.3 of the Disclosure Schedule.
SECTION 11
CLOSING DELIVERIES
11.1    Closing Deliveries of the Company. At or prior to the Closing or as otherwise indicated below, the Company shall deliver, or caused to be delivered, to Parent the following:

(a)    a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer certifying to the effect that, as of the Effective Time, each of the conditions set forth in Sections 9.1 and 9.2 has been satisfied;
(b)    the Certificate of Merger, duly executed by the Company;
(c)    the Escrow Agreement, duly executed and delivered by the Stockholder Representative, such agreement to be in full force and effect as of the Effective Time;
(d)    a certificate of the Secretary of the Company dated the Closing Date, in form and substance reasonably satisfactory to Parent as to (i) the Company Organizational Documents, (ii) the attached actions taken by the Company Board and the Company Stockholders to authorize this Agreement, the Merger and the other transactions contemplated hereby, and (iii) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;
(e)    an affidavit of mailing, in such form as reasonably satisfactory to Parent, that Company has delivered to each Company Securityholder (other than such Securityholders that delivered a Stockholder Written Consent immediately following the execution and delivery of this Agreement) the Information Statement and that the Company has complied in all respects with the requirements under Section 228 of the DGCL;
(f)    resignations, dated the Closing Date, of each director and, to the extent requested by Parent, each officer of the Company, effective at or prior to the Effective Time;
(g)    the Company’s minute books and stock record books and, to the extent requested by Parent, all other documents, books, records, agreements and financial data in the possession of the Company;
(h)    the legal opinion of Pillsbury Winthrop Shaw Pittman LLP as to the capitalization of the Company in customary form reasonably acceptable to Parent;
(i)    evidence, reasonably satisfactory to Parent, that the Company Stockholders (i) have approved by the requisite vote any Potential 280G Benefits in a manner that is effective under Section 280G(b)(5) of the Code and Regulations §1.280G-1 thereunder or (ii) have voted upon such Potential 280G Benefits and the requisite stockholder vote was not obtained with respect to the Potential 280G Benefits and that the “disqualified individuals” (as such term is defined in the Treasury Regulations promulgated under Section 280G of the Code) shall forfeit any and all Potential 280G Benefits;
(j)    evidence, reasonably satisfactory to Parent, as to the termination of the Company Plans referred to in Section 7.8 of the Disclosure Schedule (to the extent directed by Parent), without any Liabilities thereunder on the part of the Company or any of the Company Subsidiaries;

(k)    evidence, reasonably satisfactory to Parent, as to the termination of the Related Party Agreements required to be terminated pursuant to Section 7.9 (and the releases with respect thereto contemplated by Section 7.9);
(l)    a certificate dated the Closing Date from the Company satisfying the requirements set forth in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), in form and substance reasonably satisfactory to Parent, certifying that the Company is not nor has been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) at any time during the five (5) years preceding the date of the certificate;
(m)    if required by the Escrow Agent or Paying Agent, the information described in Treasury Regulations Section 1.6045A-1 with respect to the Company Securities being acquired pursuant to this Agreement, including (i) whether or not a particular security is a “covered security” under the applicable Treasury Regulations, and (ii) if a security is a “covered security”, each Company Securityholder’s date of acquisition of, and cost basis in, the applicable security, and any other information that is required, or reasonably requested, by Parent or its designee to comply with Parent or its designee’s Tax reporting obligations under the Code and Treasury Regulations, including IRS Form 1099-B reporting requirements;
(n)    evidence reasonably satisfactory to Parent, of the satisfaction of the conditions set forth in Section 9.4 of this Agreement;
(o)    evidence, reasonably satisfactory to Parent, that the Company has obtained joinder agreements of the Indemnifying Holders in the form attached as Exhibit G (the “Indemnifying Holder Joinder Agreements” from the Persons listed in Section 11.1(o)(i) of the Disclosure Schedule and a General Release (Directors and Officers) in the form attached hereto as Exhibit H from the Persons listed in Section 11.1(o)(ii) of the Disclosure Schedule (the “D&O Releases”);
(p)    the Securityholder Schedule, dated and delivered to Parent two (2) Business Days prior to the Closing Date, which shall be delivered with a certificate executed by the Company’s Chief Executive Officer or its Chief Financial Officer certifying as to the calculations therein. With respect to the calculation of Estimated Company Transaction Expenses, the Company shall deliver to Parent copies of any invoices and other accounting of such expenses.
11.2    Closing Deliveries of Parent. At or prior to the Closing, Parent shall deliver, or cause to be delivered, to the Company the following:
(a)    a certificate executed on behalf of the Parent by one of its officers having the title of Vice President or above certifying to the effect that, as of the Effective Time, the conditions set forth in Section 10.1 above have been satisfied;
(b)    the Escrow Agreement, duly executed and delivered by Parent;

(c)    the Total Equity Consideration, less the Escrow Amount, shall have been deposited with the Payment Agent; and
(d)    the Escrow Amount shall have been deposited with the Escrow Agent.
SECTION 12
SURVIVAL
12.1    Representations and Warranties of the Company and the Stockholder Representative. All representations and warranties of the Company and the Stockholder Representative contained herein or any certificate required to be delivered by the Company pursuant to Sections 11.1(a), (l) and (p) shall survive the Closing and shall continue until 12 months after the Effective Time (the “Escrow Period”), provided that if any claims for indemnification have been asserted with respect to an inaccuracy or a breach of such representations and warranties prior to the end of the Escrow Period, such claims shall survive and continue in effect until final resolution of such claims.
12.2    Covenants and Obligations of the Company and the Stockholder Representative. All covenants and obligations of the Company and the Stockholder Representative contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing and continue in full force until performed in accordance with their terms.
12.3    Representations, Warranties, Covenants and Obligations of Parent and Merger Sub. All representations and warranties of Parent or Merger Sub contained herein or any certificate required to be delivered by Parent pursuant to Section 11.2(a) shall terminate at the Effective Time.
12.4    Covenants and Obligations of Parent and Merger Sub. All covenants and obligations of the Parent and Merger Sub contained herein shall survive the Closing and continue in full force until performed in accordance with their terms.
12.5    Effect on Statute of Limitations. It is the express intent of the parties that, if the applicable survival period for an item as contemplated by Section 12.1 or Section 12.3 may be shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in Section 12.1 or 12.3 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

SECTION 13
TERMINATION
13.1    Termination Prior to the Effective Time of the Merger. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors or any authorized Committee thereof of the terminating party or parties:
(a)    by mutual written Consent of each of Parent and the Company;
(b)    by either the Company or Parent if the Merger shall not have been consummated by January 21, 2013 (the “End Date”); provided that the right to terminate this Agreement under this Section 13.1(b) shall not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement unless such action or failure is incapable of being cured; provided, however that at the request of the other party the initial End Date may be extended thirty (30) days for the parties to use commercially reasonable efforts to come to a mutually agreeable resolution, or to the extent capable, resolve such breach. In the event the condition set forth in Section 8.3 shall not have been satisfied on the fifth (5th) Business Day prior to the End Date, and the party seeking to extend the End Date pursuant to this Section 13.1(b) shall have complied with its obligations under Section 7.5, such party may unilaterally extend the End Date until July 21, 2013 (the “Second End Date”), by notice delivered to the other party at any time between the fifth (5th) Business Day prior to the End Date and the End Date, in which case the End Date shall be deemed to be for all purposes such extended date. In the event the condition set forth in Section 8.3 shall not have been satisfied on the fifth (5th) Business Day prior to the Second End Date and the party seeking to extend the Second End Date pursuant to this Section 13.1(b) shall have complied with its obligations under Section 7.5, such party may unilaterally extend the End Date until October 21, 2013 (the “Third End Date”), by notice delivered to the other party at any time between the fifth (5th) Business Day prior to the Second End Date and the Second End Date, in which case the End Date shall be deemed to be for all purposes such extended date.
(c)    by either the Company or Parent, if a Governmental Authority shall have issued or enacted any Legal Requirement or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Legal Requirement is final and nonappealable, as applicable;
(d)    by the Company, (i) upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub, or (ii) if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 10.1 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 13.1(d) prior to thirty (30) days following the receipt of written notice from the Company by Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 13.1(d) if the Company or a Company Subsidiary shall have materially breached this Agreement or if such breach by Parent or Merger Sub is cured such that such conditions would then be satisfied);
(e)    by Parent, (i) upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company, or (ii) if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 13.1(e) prior to the thirty (30) days following the receipt of written notice from Parent by the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 13.1(e) if Parent shall have materially breached this Agreement or if such breach by the Company or the Stockholder Representative is cured such that such conditions would then be satisfied);
(f)    by Parent, if the Stockholder Written Consents representing the Requisite Stockholder Approval shall not have been obtained immediately following the execution of this Agreement or shall have been rescinded, revoked or changed such that the Company no longer has the Requisite Stockholder Approval; or
(g)    by Parent, if a Material Adverse Effect shall have occurred, or Parent first becomes aware of a Material Adverse Effect, after the date hereof.
13.2    Notice of Termination; Effect of Termination.
(a)     If a party wishes to terminate this Agreement pursuant to Section 13.1, then such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement. Any termination of this Agreement under Section 13.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto.
(b)    In the event this Agreement is terminated pursuant to Section 13.1(b) and all conditions to Closing are otherwise satisfied (other than conditions that by their nature are to be satisfied at Closing) except the condition set forth in Section 8.3 has not been satisfied, Parent shall pay to the Company, promptly, but in any event within ten (10) Business Days following the date of termination, the amount set forth on Section 13.2(b) of the Disclosure Schedule, by wire transfer of immediately available funds to an account designated in writing by the Company. Notwithstanding anything in this Agreement to the contrary, in the event that the Company shall receive payment pursuant to this Section 13.2(b), the receipt of such amounts shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any of its Affiliates or any other Person in connection with this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, its Affiliates or any other Person shall be entitled to bring or maintain any other claim, Action or proceeding against Parent or Merger Sub arising out of this Agreement (and the termination thereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination.
(c)    In the event of the termination of this Agreement as provided in Section 13.1, this Agreement shall be of no further force or effect without Liability (other than any payment required pursuant to Section 13.2(b)) on the part of any party hereto; provided, however, that notwithstanding anything herein to the contrary (i) the provisions set forth in Sections 7.2(a), 7.3, 7.4, this Section 13.2, SECTION 14 and SECTION 19, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from Liability for any willful breach of this Agreement or willful failure to fulfill any condition set forth in this Agreement prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
SECTION 14
FEES AND EXPENSES; OPERATING COSTS
14.1    General. Except as otherwise provided in this Agreement, (a) all fees, costs and expenses of Parent or Merger Sub incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by Parent or Merger Sub whether or not the Merger is consummated and (b) all fees, costs and expenses of the Stockholder Representative and all Company Transaction Expenses shall be paid by the Company Securityholders whether or not the Merger is consummated, except that, if the Merger is consummated, all amounts included in Estimated Transaction Expenses shall be paid by Parent or its Subsidiaries.
14.2    Operating Costs. The parties hereto agree to comply with the obligations set forth on Section 14.2 of the Disclosure Schedule.
SECTION 15
INDEMNIFICATION
15.1    Indemnification of Parent Indemnified Parties. Each Indemnifying Holder shall be deemed to have agreed upon surrender of his, her or its certificate(s) which immediately prior to the Effective Time represented shares of Company Stock, and hereby agrees, to indemnify, defend and hold harmless Parent, Merger Sub, their respective Affiliates (including, following the Effective Time, the Surviving Corporation and the Company Subsidiaries) and their respective directors, officers, employees, stockholders, agents, representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against, and such Parent Indemnified Parties shall be entitled to be compensated and reimbursed for, any and all Damages based upon, arising from or related to any of the following (each a “Parent Claim”):

(a)    any misrepresentation or breach or failure of any representation or warranty made by the Company or the Stockholder Representative in this Agreement, the Escrow Agreement or in any certificate required to be delivered by the Company pursuant to Sections 11.1(a), (l) and (p) under this Agreement to be true, complete and correct in all respects as of the date hereof and as of the Closing Date (in each case, as such representation or warranty would read if all qualifications as to Knowledge and materiality, including each reference to the defined term Material Adverse Effect, were deleted therefrom);
(b)    any breach or non-fulfillment of any covenant or agreement made or to be performed by the Company in this Agreement;
(c)    any amount of Company Transaction Expenses, except to the extent that such Company Transaction Expenses have been included in Estimated Company Transaction Expenses;
(d)    any amount of Change in Control Payments, except to the extent that such Change in Control Payments have been included in the calculation of the Estimated Change of Control Payments;
(e)    any amount of Company Debt, except to the extent that such Company Debt has been included in the calculation of the Estimated Company Debt;
(f)    any amount by which the Estimated Company Cash Amount exceeds the Company Cash Amount;
(g)    any fraud in connection with this Agreement or any agreement or instrument entered into by the Company in connection with this Agreement;
(h)    any amounts that a Company Securityholder is entitled to receive in connection with the Merger pursuant to the Company Organizational Documents, any written or oral agreement with the Company or any other Legal Requirements in excess of the amount indicated on the Securityholder Schedule (as updated pursuant to Section 11.1(p)) as the amount such Company Securityholder is entitled to receive in connection with the Merger;
(i)    any inaccuracy in the Securityholder Schedule delivered to Parent pursuant to Section 11.1(p).
15.2    Indemnification of Directors and Officers of the Company.
(a)    During the period ending six (6) years after the Effective Time, Parent will ensure that the Company fulfills its obligations to the present and former members of the Company Board and present and former officers of the Company (“Covered Persons”) pursuant to the terms of the Company’s Organizational Documents and any indemnification or other agreements as in effect on the date hereof; provided, however, that in the event the Company does not have the resources to honor the foregoing obligations, Parent shall honor such obligations.

(b)    No Indemnifying Holder (solely in their capacity as such) will have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Corporation in connection with any indemnification obligation pursuant to the terms of the Company’s Organizational Documents and any indemnification or other agreements as in effect on the date hereof.
(c)    Prior to the Effective Time, the Company will purchase a prepaid directors’ and officers’ liability insurance “run-off policy” with a claims period of six (6) years from the Closing Date, and on terms and conditions no less favorable to the Covered Persons than those in effect under the Company’s existing directors’ and officers’ liability insurance policy in effect on the date hereof, for the benefit of the Covered Persons with respect to their acts and omissions as directors, officers and employees of the Company or its Subsidiaries occurring prior to the Closing Date.
15.3    Remedy; Essential Terms.
(a)    Other than with respect to Damages arising from or related to any misrepresentation or breach or failure of any Fundamental Representation, with respect to which the Basket shall not apply, the Indemnifying Holders will have no obligation to indemnify the Parent Indemnified Parties pursuant to Section 15.1(a) unless and until the aggregate amount of all Damages incurred or suffered by the Parent Indemnified Parties subject to indemnification under Section 15.1 exceeds $500,000 (the “Basket”) (at which point the Parent Indemnified Parties shall be entitled to recover the entire amount of such Damages from the first dollar of loss as if such Basket did not exist). Except for indemnification in respect of Parent Claims related to fraud, the aggregate amount of indemnification available hereunder for any damages for any matters relating to this Agreement and any certificate or instrument delivered pursuant hereto shall be restricted to the amount of the Escrow Fund and recovery from the Escrow Fund shall be the sole and exclusive remedy at law of the Parent Indemnified Parties. The Liability of the Indemnifying Holders for indemnification hereunder shall be joint and several. In the case of Parent Claims related to fraud, no Indemnifying Holder shall be individually liable for more than the aggregate amount of the Per Share Consideration actually received by such Indemnifying Holder (including all amounts distributed to such Indemnifying Holder from the Escrow Fund, if any).
(b)    Nothing in this Section 15.2 shall limit any remedy Parent may have against any Person for fraud, except that any Liability of the Indemnifying Holders for fraud shall be several and not joint and the aggregate Liability of any Indemnifying Holder for any and all claims shall be the aggregate amount of the Per Share Consideration actually received by such Indemnifying Holder (including all amounts distributed to such Indemnifying Holder from the Escrow Fund, if any).
(c)    Notwithstanding the remedies available to the Parent Indemnified Parties hereunder, the right of Parent or any other Parent Indemnified Parties to pursue any action for any other remedies or relief under the Escrow Agreement, the Non-competition Agreements, the Indemnifying Holder Joinder Agreements, the D&O Release or the Offer Letters against the counterparties thereto will not be limited hereby.

(d)    The terms and conditions of this SECTION 15 constitute essential terms and conditions of this Agreement and the Merger, and approval of this Agreement by the Company Securityholders shall constitute the express agreement of each Indemnifying Holder with respect to the obligations of Indemnifying Holders pursuant to this SECTION 15.
15.4    Notification of Claims. During the Escrow Period, if a Parent Indemnified Party is of the opinion that any Parent Claim has occurred or will occur, an authorized officer or representative of such Parent Indemnified Party, as applicable, shall notify the Stockholder Representative; provided that, no delay in a Parent Indemnified Party to give notice to the Stockholder Representative pursuant to this Section 15.4 will adversely affect any of the other rights or remedies that any Parent Indemnified Party has under this Agreement or alter or relieve the obligations of the Indemnifying Holders to indemnify the Parent Indemnified Parties pursuant to this SECTION 15, except and to the extent that such delay has actually prejudiced such parties. Each such notice shall be in writing and shall describe in reasonable detail, to the extent known by the applicable Parent Indemnified Party, the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related (and the relevant section of this Agreement under which indemnification is sought) and to the extent known by the applicable Parent Indemnified Party, the amount of such Parent Claim.
15.5    Third Party Actions. In the event any Action is instituted by any third party against a Parent Indemnified Party (“Third Party Action”) which involves or appears reasonably likely to involve a Parent Claim for which indemnification may be sought, Parent will, promptly after receipt of notice of any such Action, notify the Stockholder Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Holder, such Indemnifying Holder) of the commencement thereof. The failure to so notify the Stockholder Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Holder, such Indemnifying Holder) of the commencement of any such Action will not relieve the Indemnifying Holders from Liability in connection therewith, except to the extent that such failure materially and adversely affects the ability of the Indemnifying Holders to defend their interests in such Action. Parent shall have the right in its sole discretion to assume and control the defense or settlement of such Action; provided that, the Stockholder Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Holder, such Indemnifying Holder) and its counsel (at such party’s, or in the case of the Stockholder Representative, at the Indemnifying Holder’s, sole expense) may participate in (but not control the conduct of) the defense of such Action, provided further that, except with the reasonable Consent of the Stockholder Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Holder, such Indemnifying Holder), no settlement of any such Action with third party claimants shall be determinative of the amount of Damages relating to such matter. In the event that the Stockholder Representative has consented to any such settlement, the Indemnifying Holders shall have no power or authority to object under any provision of this SECTION 15 to the amount of any such Parent Claim against the Escrow Fund, or against the Indemnifying Holders directly, as the case may be, with respect to such settlement. Notwithstanding any other provision of this Agreement, any costs and expenses of defense and investigation, including court costs and attorneys fees incurred or suffered by the Parent Indemnified Parties in connection with the defense of any third-party claim alleging matters that would constitute a breach or inaccuracy of a representation or warranty or any other matter specified in Section 15.1, whether or not it is ultimately determined that there was such a breach or inaccuracy, will constitute Damages subject to indemnification under Section 15.1.
15.6    Treatment of Indemnification Payments. The Company Securityholders, the Stockholder Representative and Parent agree to treat (and cause their Affiliates to treat) any payments received pursuant to SECTION 15 as adjustments to the Total Equity Consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.
15.7    Investigation; No Company Recourse.
(a)    The right to indemnification or any other remedy based on representations, warranties, covenants and agreements of the Company in this Agreement or the certificate required to be delivered by the Company pursuant to Sections 11.1(a), (l) and (p) shall not be affected by any investigation conducted by any Parent Indemnified Party of any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Parent Indemnified Party or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Effective Time, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.
(b)    An Indemnifying Holder shall have no right of contribution or other recourse against Parent Indemnified Parties, the Surviving Corporation, the Company Subsidiaries or any of their respective Representatives, assigns or successors, for any indemnification claims asserted by any Parent Indemnified Parties, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Parent Indemnified Parties.
SECTION 16
TAXES
16.1    Pre-Closing Tax Period; Straddle Period. All Tax Returns for any Tax period ending on or before the Closing Date and any Straddle Period, to the extent filed or required to be filed after the Closing Date, shall be prepared and filed by Parent. The Company and each Company Subsidiary will, unless prohibited by applicable Tax Law, close its taxable period as of the close of business on the Closing Date. If applicable Tax Law does not permit the Company or a Company Subsidiary to close its taxable year on the Closing Date, or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not end on that day) (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to the Company Stockholders for the period up to and including the close of business on the Closing Date, and (ii) to the Parent for the period subsequent to the Closing Date. Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of the Company and each Company Subsidiary as of the close of the Closing Date, provided that, exemptions, allowances, deductions or periodic Taxes (such as property or similar ad valorem Taxes) that are calculated on an annual or other periodic basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the

Closing Date and the period after the Closing Date in proportion to the number of days in each such period.
16.2    Transfer Taxes. Any sales, use, transfer, gains, stamp, duties, recording and similar Taxes incurred as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne by the Company Stockholders. Parent shall prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes (the “Transfer Tax Returns”) and timely remit all such Transfer Taxes; provided, for the avoidance of doubt, that Parent may seek indemnification with respect to the Transfer Taxes for which the Company Stockholders are liable pursuant to the preceding sentence. If required by applicable Tax Law, the Company Stockholders or the Stockholder Representative will join in the execution of any Transfer Tax Return.
16.3    Dispute Resolution. Any dispute, controversy, or claim between Parent, on the one hand, and the Indemnifying Holders or the Stockholder Representative, on the other hand, arising out of or relating to the provisions of this Agreement that relate to Taxes that cannot be resolved by negotiations between Parent and the Stockholder Representative shall be submitted to KPMG LLP (or if KPMG LLP cannot or will not serve, such other nationally recognized firm reasonably acceptable to Parent and the Stockholder Representative, the “Accounting Firm”) for resolution. The Accounting Firm shall control the proceedings related to the dispute resolution and may request such evidence and information as it deems necessary. The Accounting Firm shall promptly determine (it being understood that in making such determination, the Accounting Firm shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Parent and the Stockholder Representative, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of any Tax, fee, deduction or other amount in dispute which, absent manifest error, shall be conclusive and binding on Parent, the Stockholder Representative, the Indemnifying Holders and their respective Affiliates. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Parent and the Indemnifying Holders, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total an amount equal to $1,000 and the Accounting Firm awards $600 in favor of the Stockholder Representative’s position, 60% of the costs of its review would be borne by Parent and 40% of the costs would be borne by the Indemnifying Holders.
SECTION 17
STOCKHOLDER REPRESENTATIVE
17.1    Powers of the Stockholder Representative.
(a)    The Stockholder Representative shall have and may exercise all of the powers conferred upon him, her or it pursuant to this Agreement and the Escrow Agreement, including:

(i)    The power to execute as Stockholder Representative the Escrow Agreement and any other agreement or instrument entered into or delivered in connection with the transactions contemplated hereby;
(ii)    The power to give or receive any notice or instruction permitted or required under this Agreement or the Escrow Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, to be given or received by the Stockholder Representative or any Indemnifying Holder, and each of them (other than notice for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to each Indemnifying Holder individually, as applicable), and to take any and all action for and on behalf of the Indemnifying Holders, and each of them, under this Agreement, the Escrow Agreement or any other such agreement, document or instrument;
(iii)    The power (subject to the provisions of Section 17.2 hereof) to (A) contest, negotiate, defend, compromise or settle any Actions for which a Parent Indemnified Party may be entitled to indemnification through counsel selected by the Stockholder Representative and solely at the cost, risk and expense of the Indemnifying Holders, (B) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such Parent Claims, (C) resolve any Parent Claims, (D) take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and (E) take or forego any or all actions permitted or required of any Indemnifying Holder or necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement;
(iv)    The power to consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Holders;
(v)    The power to review, negotiate and agree to and authorize any payments from the Escrow Fund in satisfaction of any payment obligation, in each case, on behalf of the Indemnifying Holders, as contemplated thereunder;
(vi)    The power to waive any terms and conditions of this Agreement or the Escrow Agreement providing rights or benefits to the Indemnifying Holders (other than the payment of the consideration payable to such Indemnifying Holders pursuant to SECTION 3 of this Agreement) in accordance with the terms hereof and in the manner provided herein; and
(vii)    The power to take any actions on behalf of the Indemnifying Holders in regard to such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby or as the Stockholder Representative reasonably believes are in the best interests of the Indemnifying Holders.

(b)    The Stockholder Representative represents and warrants to Parent and Merger Sub that:
(i)    The Stockholder Representative has all necessary limited liability company power and authority to execute and deliver this Agreement and the Escrow Agreement and to carry out his, her or its obligations hereunder and thereunder;
(ii)    This Agreement has been duly executed and delivered by the Stockholder Representative and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and the Company, constitutes the valid and legally binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles; and
(iii)    At or prior to the Closing, the Escrow Agreement will be duly executed and delivered by the Stockholder Representative and, assuming the due authorization, execution and delivery of the Escrow Agreement by Parent and the Escrow Agent, upon the Stockholder Representative’s execution thereof, the Escrow Agreement will constitute the valid and legally binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.
17.2    Claims by Parent.
(a)    Upon receipt or notice of any Parent Claim pursuant to Sections 15.4 or 15.5, the Stockholder Representative shall give prompt notice of the amount and details thereof (to the extent of the information in his, her or its possession) to the Indemnifying Holders that are parties to that certain Engagement Agreement (the “Engagement Agreement”) to be entered into by and among the Stockholder Representative, the Company and certain of the Indemnifying Holders.
(b)    The Stockholder Representative shall have the discretion to take such action as he, she or it shall determine to be in the best interest of all of the Indemnifying Holders, taken as a whole, including authorizing the distribution to any Parent Indemnified Party of any portion of the Escrow Fund; provided, however, that, in any event, all Indemnifying Holders are treated in substantially the same manner.
17.3    Notices. Any notice given to the Stockholder Representative will constitute notice to each and all of the Indemnifying Holders at the time notice is given to the Stockholder Representative. Any action taken by, or notice or instruction received from, the Stockholder Representative will be deemed to be action by, or notice or instruction from, each and all of the Indemnifying Holders. Parent, Merger Sub, the Company and the Surviving Corporation may, and the Escrow Agent will, disregard any notice or instruction received from any one or more individual Indemnifying Holders.

17.4    Agreement of the Stockholder Representative. The Stockholder Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement and the Escrow Agreement.
17.5    Reimbursement and Liability of Stockholder Representative.
(a)    The Stockholder Representative shall serve as the Stockholder Representative without compensation except as provided in the Engagement Agreement; provided, however, that each Indemnifying Holder agrees to reimburse the Stockholder Representative for such Indemnifying Holder’s pro rata share of all reasonable out-of-pocket expenses incurred by the Stockholder Representative in the performance of his, her or its duties hereunder. Each Indemnifying Holder agrees that such Indemnifying Holder’s pro rata share of such reasonable out-of-pocket expenses may be distributed to the Stockholder Representative, on behalf of the Indemnifying Holders, from the Escrow Fund at the request of the Stockholder Representative in accordance with the Escrow Agreement.
(b)    The Stockholder Representative shall not be liable to any Indemnifying Holder for any act done or omitted hereunder as Stockholder Representative while acting in good faith and without gross negligence or willful misconduct. The Indemnifying Holders shall severally (but not jointly) indemnify and defend the Stockholder Representative and hold the Stockholder Representative harmless against 100% (notwithstanding any other baskets, caps or other limitations on the liability of the Indemnifying Holders, which the parties acknowledge are not applicable to this Section 17.5(b) or to the indemnification provisions contained in the Engagement Agreement) of any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) (collectively, “Representative Losses”) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Stockholder Representative pursuant to the terms of this Agreement or the Escrow Agreement, in each case as such Representative Loss is incurred or suffered; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the bad faith, gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Indemnifying Holders the amount of such indemnified Representative Loss attributable to such bad faith, gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Indemnifying Holders, any such Representative Losses may be recovered by the Stockholder Representative from the amounts in the Escrow Fund otherwise distributable to the Indemnifying Holders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Stockholder Representative to the Escrow Agent; provided, that while this Section allows the Stockholder Representative to be paid from the Escrow Fund, this does not relieve the Indemnifying Holders from their obligation to promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise.
17.6    Reliance on Stockholder Representative. Parent, Merger Sub, their respective affiliates (including after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely on the appointment of Shareholder Representative Services LLC as Stockholder Representative and treat such Stockholder Representative as the duly appointed attorney-in-fact of each Indemnifying Holder and as having the duties, power and authority provided for in this Agreement and the Escrow Agreement. None of Parent, Merger Sub, their respective affiliates (including after the Effective Time, the Surviving Corporation) or the Escrow Agent shall be liable to any Indemnifying Holder for any actions taken or omitted by them in reliance upon any instructions, notice or other instruments delivered by the Stockholder Representative. No resignation of the Stockholder Representative shall become effective unless at least thirty (30) days prior written notice of the replacement or resignation of such Stockholder Representative shall be provided to Parent and the Escrow Agent. Parent, Merger Sub, their respective affiliates (including after the Effective Time, the Surviving Corporation) and the Escrow Agent shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. If the Stockholder Representative shall be unable or unwilling to serve in such capacity, his, her or its successor who shall serve and exercise the powers of the Stockholder Representative hereunder shall be appointed by a written instrument signed by Indemnifying Holders holding a majority interest in the Escrow Fund held in escrow at such time.
SECTION 18
RELEASE
18.1    Release. Effective for all purposes as of immediately prior to the Effective Time, each Consenting Securityholder, on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, Affiliates, Subsidiaries, estate, successors and assigns (each, a “Releasing Party”), shall be deemed to have, and hereby does, unconditionally release and forever discharge Parent, Merger Sub or any other Subsidiary of Parent, the Company, any Company Subsidiary and the Surviving Corporation (each, a “Beneficiary”) and each of such Beneficiary’s respective Affiliates, directors, officers, employees, representatives, agents, members, stockholders, successors, predecessors and assigns (each, a “Released Party”) from any and all claims of any nature and extent whatsoever such Releasing Party may have or assert against any Released Parties relating to or arising out of facts and circumstances occurring at any time on or prior to the Closing Date from (i) any and all obligations or duties the Company or any Company Subsidiary might have to such Consenting Securityholder, (ii) any and all claims of Liability, whether legal or equitable, of every kind and nature, which such Consenting Securityholder ever had, now has or may claim against any Released Party, in each case, in connection with this Agreement or the transactions contemplated hereby, and (iii) any and all claims of Liability, whether legal or equitable, of every kind and nature, which such Consenting Securityholder ever had, now has or may claim against the Company, in each of clauses (i) through (iii) whether such claim is known or unknown or whether or not the facts that could give rise to or support such claim are known or should have been known (each of the foregoing, a “Claim”). Notwithstanding anything in this Section 18.1, the foregoing release shall not apply to any Claims (i) relating to Parent’s failure to pay the Total Equity Consideration in accordance with the Merger Agreement or any related agreement to which Parent is a party and (ii) to the extent applicable with respect to any Consenting Securityholder who is a director, officer or employee of the Company or any Company Subsidiary, for (a) compensation not yet paid (including any amounts payable in connection with the consummation of the transactions contemplated by this Agreement), (b) reimbursement for expenses incurred by any such

Consenting Securityholder in the ordinary course of his or her employment which are reimbursable under the Company’s or the applicable Company Subsidiary’s expense reimbursement policies, (c) accrued vacation, subject to the Company’s or the applicable Company Subsidiary’s policies on accrual and carry forward, and (d) indemnity by officers and directors of the Company in their capacity as such whether pursuant to the Charter, an indemnification agreement, this Agreement, an insurance policy or otherwise.
18.2    Specific Term of Agreement. The terms and provisions of this SECTION 18 are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Company Securityholders pursuant to the Stockholder Written Consent shall constitute approval by such Company Securityholders, as specific terms of the Merger, and the irrevocable agreement of such Company Securityholders to be bound by such terms and provisions.
SECTION 19
MISCELLANEOUS
19.1    Notices. All notices, requests, demands, Consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier or by facsimile (receipt confirmed) to:

if to Parent, Merger Sub or the Surviving Corporation:
VMware, Inc.
3401 Hillview Avenue
Palo Alto, California 94304
Attention: General Counsel
Facsimile: (650) 427-5023

if to the Company prior to the Closing:
Nicira, Inc.
3460 W. Bayshore Road
Palo Alto, California 94303
Attention: Stephen Mullaney
Facsimile: (650) 739-0997
Email: mullaney@nicira.com

with a copy to:
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
Attention: Allison Leopold Tilley
Fascimile: (650) 233-4545
Email: Allison.tilley@pillsburylaw.com

if to the Stockholder Representative:
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, Colorado 80202
Attention: Managing Director
Email: deals@shareholderrep.com
Facsimile: (303) 623-0294
Telephone: (303) 648-4085

All such notices, requests, demands, Consents and other communications shall be deemed to have been duly given or sent three (3) days following the date on which mailed, or one (1) day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid. Any notice to be given to any Indemnifying Holders hereunder shall be given to the Stockholder Representative or, if for any reason there ceases to be a Stockholder Representative, to each Indemnifying Holder.
19.2    Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign, transfer or delegate any of their respective rights or obligations under this Agreement, by operation of law or otherwise, without the Consent in writing of the Company, Parent and the Stockholder Representative provided that, Parent and Merger Sub (including the Surviving Corporation) may, without obtaining the prior written Consent of the Company or the Stockholder Representative, assign any of its rights, or delegate any of its obligations under this Agreement to (a) any Affiliate of Parent or (b) any successor of such party by merger, by purchase of all or substantially all of the assets or stock of Parent or otherwise. The Company and Stockholder Representative shall execute such acknowledgments of such assignments in such forms as Parent or Merger Sub (including the Surviving Corporation) may from time to time reasonably request. Any purported assignment or delegation of rights or obligations in violation of this Section 19.2 is void and of no force or effect.

19.3    Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that each of the parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party). If any court of competent jurisdiction determines that any provision of this Agreement is invalid, illegal or unenforceable, such court is hereby irrevocably authorized to fashion and enforce another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the intentions of the parties hereto under this Agreement and, in the event that such court does not exercise such power, the parties hereto shall negotiate in good faith in an attempt to agree to another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the parties’ intentions to the greatest lawful extent under this Agreement.
19.4    Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith nor be relied upon other than the parties hereto and their permitted successors or assigns. The Parent Indemnified Parties not party hereto are entitled to the rights and remedies of third party beneficiaries with respect to SECTION 15.
19.5    Governing Law; Submission to Jurisdiction. This Agreement, and all matters arising out of or relating to this Agreement and any of the transactions contemplated hereby or in connection with to any matter which is the subject of this Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware applicable to Contracts made and to be performed entirely in such State (without giving effect to the conflicts of laws provisions thereof); provided, however, that the Merger shall be governed by the DGCL. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any court of competent civil jurisdiction sitting in the State of Delaware over any Action arising out of or in connection with this Agreement or any of the transactions contemplated hereby or related to any matter which is the subject of this Agreement and each party hereto hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such courts. The parties hereto hereby irrevocably waive any objection which they may now or hereafter have to the laying of venue of such Action brought in such court or any claim that such Action brought in such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a judgment in such Action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by any applicable Legal Requirement. Each of the parties hereto hereby irrevocably consents to process being served by any party to this Agreement in any Action by delivery of a copy thereof in accordance with the provisions of Section 19.1 and consents to the exercise of jurisdiction of the courts of the State of Delaware over it and its properties with respect to any action, suit or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or the enforcement of any rights under this Agreement.
19.6    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
19.7    Entire Agreement, Not Binding Until Executed. This Agreement, including the Disclosure Schedule, Schedules and Exhibits and the other agreements referred to herein (including, the Offer Letters, the Escrow Agreement and the Confidentiality Agreement), is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Disclosure Schedule, Schedules, Exhibits or such other agreements and this Agreement, including such Disclosure Schedule, Schedules, Exhibits and such other agreements, supersede any prior understandings, negotiations, agreements or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof or thereof. Neither this Agreement nor any of the terms or provisions hereof is binding upon or enforceable against any party hereto unless and until the same is executed and delivered by all of the parties hereto.
19.8    Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of the parties hereto, or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after approval and adoption of this Agreement and the Merger by the Company Stockholders and without their further approval, no amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for any share of Company Stock. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first written above.

VMWARE, INC.

By: /s/ Carl Eschenbach
Name: Carl Eschenbach
Title: Chief Operating Officer and Co-President

NILE MERGER CORPORATION

By: /s/ Craig Norris
Name: Craig Norris
Title: President and Secretary

NICIRA, INC.

By: /s/ Stephen P. Mullaney
Name:     Stephen P. Mullaney
Title: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Stockholder Representative

By: /s/ Mark B. Vogel
Name:     Mark B. Vogel
Title:     Managing Director